40-33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-08038
Branch 20

February 9, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Joint Brief for Defendants-Appellees** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-020907SEC.doc
020907 (1) vtn

Nos. 06-2003(L), 06-2175, 06-2176, 06-2177

IN THE UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT

IN RE MUTUAL FUNDS INVESTMENT LITIGATION

CRAIG WANGBERGER,

Plaintiff–Appellant,

v.

JANUS CAPITAL GROUP INC. and
JANUS PLAN ADVISORY COMMITTEE,

Defendants–Appellees.

On Appeal From The United States District Court
For The District Of Maryland

JOINT BRIEF FOR DEFENDANTS-APPELLEES

Mark A. Perry
Paul Blankenstein
Dustin K. Palmer
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500

Counsel for Janus Capital Group Inc. and Janus Plan Advisory Committee

[Additional Counsel Listed On Inside Cover]

Robert N. Eccles
Gary S. Tell
Shannon M. Barrett
O'MELVENY & MYERS LLP
1625 I Street, N.W.
Washington, D.C. 20006
(202) 383-5300

Counsel for Marsh & McLennan Cos., Inc.; Putnam Investments, LLC; J.W. Greenberg; Francis N. Bonsignore; William L. Rosoff; and Sandra S. Wijnberg

Maeve L. O'Connor
Maura K. Monaghan
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
(212) 909-6315

Counsel for AVZ, Inc. and Amvescap National Trust Co.

William H. Paine
Jonathan A. Shapiro
WILMER HALE
60 State Street
Boston, Massachusetts 02109
(617) 526-6134

Counsel for Massachusetts Financial Services Co. Retirement Committee and Eric Burns

To be filed by: 09/29/06

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT
Richmond, VA

15 September 2006

No. 06-2003 Wangberger v. Janus Capital Group

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

COMPLETE ONLY ONE FORM PER PARTY EVEN IF THE PARTY IS REPRESENTED BY MULTIPLE ATTORNEYS. DISCLOSURES MUST BE FILED ON BEHALF OF INDIVIDUAL AND CORPORATE PARTIES. DISCLOSURES ARE REQUIRED FROM AMICUS CURIAE ONLY IF AMICUS IS A CORPORATION. COUNSEL HAS A CONTINUING DUTY TO UPDATE THIS INFORMATION. PLEASE FILE AN ORIGINAL AND THREE COPIES OF THIS FORM.

Pursuant to FRAP 26.1 and Local Rule 26.1,
Janus Capital Group Inc.
--------------------- who is --------------------------,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity? (X) YES ( ) NO

2. Does party/amicus have any parent corporations?
( ) YES (X) NO
If yes, identify all parent corporations, including grand-parent and great-grandparent corporations:

3. Is 10 percent or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
( ) YES (X) NO
If yes, identify all such owners:

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
( ) YES (X) NO
If yes, identify entity and nature of interest:

5. Is the party a trade association?
( ) YES (X) NO
If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10 percent or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditor's committee: N/A

-- ----------------
(signature) (date)

To be filed by: 09/29/06

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT
Richmond, VA

15 September 2006

No. 06-2003 Wangberger v. Janus Capital Group

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

COMPLETE ONLY ONE FORM PER PARTY EVEN IF THE PARTY IS REPRESENTED BY MULTIPLE ATTORNEYS. DISCLOSURES MUST BE FILED ON BEHALF OF INDIVIDUAL AND CORPORATE PARTIES. DISCLOSURES ARE REQUIRED FROM AMICUS CURIAE ONLY IF AMICUS IS A CORPORATION. COUNSEL HAS A CONTINUING DUTY TO UPDATE THIS INFORMATION. PLEASE FILE AN ORIGINAL AND THREE COPIES OF THIS FORM.

Pursuant to FRAP 26.1 and Local Rule 26.1,

Plan Advisory Committee (name of party/amicus) who is **Appellee** (appellant/appellee/amicus),

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity? ( ) YES (X) NO

2. Does party/amicus have any parent corporations?
( ) YES (X) NO
If yes, identify all parent corporations, including grand-parent and great-grandparent corporations:

3. Is 10 percent or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
( ) YES (X) NO
If yes, identify all such owners:

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
( ) YES (X) NO
If yes, identify entity and nature of interest:

5. Is the party a trade association?
( ) YES (X) NO
If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10 percent or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditor's committee: N/A

[signature] (signature)

11-30-06 (date)

saw2E

To be filed by: 11/30/06

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT
Richmond, VA

16 November 2006

No. 06-2003	Wangberger v. Janus Capital Group
No. 06-2175	Walker v. Massachusetts Financ
No. 06-2176	Calderon v. Amvescap PLC
No. 06-2177	Corbett v. Marsh & McLennan

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

COMPLETE ONLY ONE FORM PER PARTY EVEN IF THE PARTY IS REPRESENTED BY MULTIPLE ATTORNEYS. DISCLOSURES MUST BE FILED ON BEHALF OF INDIVIDUAL AND CORPORATE PARTIES. DISCLOSURES ARE REQUIRED FROM AMICUS CURIAE ONLY IF AMICUS IS A CORPORATION. COUNSEL HAS A CONTINUING DUTY TO UPDATE THIS INFORMATION. PLEASE FILE AN ORIGINAL AND THREE COPIES OF THIS FORM.

Pursuant to FRAP 26.1 and Local Rule 26.1,

Marsh & McLennan Companies, Inc. who is Appellee,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity? (x) YES ( ) NO

2. Does party/amicus have any parent corporations?
( ) YES (x) NO
If yes, identify all parent corporations, including grand-parent and great-grandparent corporations:

3. Is 10 percent or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
( ) YES (X) NO
If yes, identify all such owners:

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
( ) YES (x) NO
If yes, identify entity and nature of interest:

5. Is the party a trade association?
( ) YES (x) NO
If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10 percent or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditor's committee:

N/A

Robert N Eccles   11/28/06
--   ---------------
(signature)   (date)

saw2E

To be filed by: 11/30/06

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT
Richmond, VA

16 November 2006

No. 06-2003	Wangberger v. Janus Capital Group
No. 06-2175	Walker v. Massachusetts Financ
No. 06-2176	Calderon v. Amvescap PLC
No. 06-2177	Corbett v. Marsh & McLennan

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

COMPLETE ONLY ONE FORM PER PARTY EVEN IF THE PARTY IS REPRESENTED BY MULTIPLE ATTORNEYS. DISCLOSURES MUST BE FILED ON BEHALF OF INDIVIDUAL AND CORPORATE PARTIES. DISCLOSURES ARE REQUIRED FROM AMICUS CURIAE ONLY IF AMICUS IS A CORPORATION. COUNSEL HAS A CONTINUING DUTY TO UPDATE THIS INFORMATION. PLEASE FILE AN ORIGINAL AND THREE COPIES OF THIS FORM.

Pursuant to FRAP 26.1 and Local Rule 26.1,

Putnam Investments, LLC who is Appellee,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity? ( ) YES (x) NO

2. Does party/amicus have any parent corporations? (x) YES ( ) NO
If yes, identify all parent corporations, including grand-parent and great-grandparent corporations: Marsh & McLennan Companies, Inc.

3. Is 10 percent or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity? ( ) YES (x) NO
If yes, identify all such owners:

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))? ( ) YES (x) NO
If yes, identify entity and nature of interest:

5. Is the party a trade association? ( ) YES (x) NO
If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10 percent or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditor's committee:

N/A

Robt N Euler

(signature)

11/28/06

(date)

saw2E

To be filed by: 11/30/06

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT
Richmond, VA

16 November 2006

No. 06-2003	Wangberger v. Janus Capital Group
No. 06-2175	Walker v. Massachusetts Financ
No. 06-2176	Calderon v. Amvescap PLC
No. 06-2177	Corbett v. Marsh & McLennan

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

COMPLETE ONLY ONE FORM PER PARTY EVEN IF THE PARTY IS REPRESENTED BY MULTIPLE ATTORNEYS. DISCLOSURES MUST BE FILED ON BEHALF OF INDIVIDUAL AND CORPORATE PARTIES. DISCLOSURES ARE REQUIRED FROM AMICUS CURIAE ONLY IF AMICUS IS A CORPORATION. COUNSEL HAS A CONTINUING DUTY TO UPDATE THIS INFORMATION. PLEASE FILE AN ORIGINAL AND THREE COPIES OF THIS FORM.

Pursuant to FRAP 26.1 and Local Rule 26.1,

J. W. Greenberg who is Appellee,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity? ( ) YES (X) NO

2. Does party/amicus have any parent corporations? ( ) YES (x) NO
If yes, identify all parent corporations, including grand-parent and great-grandparent corporations:

3. Is 10 percent or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity? ( ) YES (x) NO
If yes, identify all such owners:

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))? ( ) YES (X) NO
If yes, identify entity and nature of interest:

5. Is the party a trade association? ( ) YES (x) NO
If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10 percent or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditor's committee:
N/A

RNN Ende 11/29/06

(signature) (date)

saw2E

To be filed by: 11/30/06

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT
Richmond, VA

16 November 2006

No. 06-2003	Wangberger v. Janus Capital Group
No. 06-2175	Walker v. Massachusetts Financ
No. 06-2176	Calderon v. Amvescap PLC
No. 06-2177	Corbett v. Marsh & McLennan

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

COMPLETE ONLY ONE FORM PER PARTY EVEN IF THE PARTY IS REPRESENTED BY MULTIPLE ATTORNEYS. DISCLOSURES MUST BE FILED ON BEHALF OF INDIVIDUAL AND CORPORATE PARTIES. DISCLOSURES ARE REQUIRED FROM AMICUS CURIAE ONLY IF AMICUS IS A CORPORATION. COUNSEL HAS A CONTINUING DUTY TO UPDATE THIS INFORMATION. PLEASE FILE AN ORIGINAL AND THREE COPIES OF THIS FORM.

Pursuant to FRAP 26.1 and Local Rule 26.1,

__Francis N. Bonsignore__ who is __Appellee__________________________,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity? ( ) YES (X) NO

2. Does party/amicus have any parent corporations?
( ) YES (X) NO
If yes, identify all parent corporations, including grand-parent and great-grandparent corporations:

3. Is 10 percent or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
( ) YES (X) NO
If yes, identify all such owners:

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
( ) YES (X) NO
If yes, identify entity and nature of interest:

5. Is the party a trade association?
( ) YES (X) NO
If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10 percent or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditor's committee:
N/A

Robert N Eccles -- 11/29/06 ----------------
(signature) (date)

saw2E

To be filed by: 11/30/06

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT
Richmond, VA

16 November 2006

No. 06-2003	Wangberger v. Janus Capital Group
No. 06-2175	Walker v. Massachusetts Financ
No. 06-2176	Calderon v. Amvescap PLC
No. 06-2177	Corbett v. Marsh & McLennan

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

COMPLETE ONLY ONE FORM PER PARTY EVEN IF THE PARTY IS REPRESENTED BY MULTIPLE ATTORNEYS. DISCLOSURES MUST BE FILED ON BEHALF OF INDIVIDUAL AND CORPORATE PARTIES. DISCLOSURES ARE REQUIRED FROM AMICUS CURIAE ONLY IF AMICUS IS A CORPORATION. COUNSEL HAS A CONTINUING DUTY TO UPDATE THIS INFORMATION. PLEASE FILE AN ORIGINAL AND THREE COPIES OF THIS FORM.

Pursuant to FRAP 26.1 and Local Rule 26.1,

William L. Rosoff who is Appellee,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity? ( ) YES (X) NO

2. Does party/amicus have any parent corporations?
( ) YES (X) NO
If yes, identify all parent corporations, including grandparent and great-grandparent corporations:

3. Is 10 percent or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
( ) YES (X) NO
If yes, identify all such owners:

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
( ) YES (x) NO
If yes, identify entity and nature of interest:

5. Is the party a trade association?
( ) YES (X) NO
If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10 percent or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditor's committee:
N/A

[signature] 11/29/06

(signature) (date)

saw2E

To be filed by: 11/30/06

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT
Richmond, VA

16 November 2006

No. 06-2003	Wangberger v. Janus Capital Group
No. 06-2175	Walker v. Massachusetts Financ
No. 06-2176	Calderon v. Amvescap PLC
No. 06-2177	Corbett v. Marsh & McLennan

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

COMPLETE ONLY ONE FORM PER PARTY EVEN IF THE PARTY IS REPRESENTED BY MULTIPLE ATTORNEYS. DISCLOSURES MUST BE FILED ON BEHALF OF INDIVIDUAL AND CORPORATE PARTIES. DISCLOSURES ARE REQUIRED FROM AMICUS CURIAE ONLY IF AMICUS IS A CORPORATION. COUNSEL HAS A CONTINUING DUTY TO UPDATE THIS INFORMATION. PLEASE FILE AN ORIGINAL AND THREE COPIES OF THIS FORM.

Pursuant to FRAP 26.1 and Local Rule 26.1,

Sandra S. Wijnberg who is Appellee,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity? ( ) YES (X) NO

2. Does party/amicus have any parent corporations?
( ) YES (x) NO
If yes, identify all parent corporations, including grand-parent and great-grandparent corporations:

3. Is 10 percent or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
( ) YES (x) NO
If yes, identify all such owners:

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
( ) YES (x) NO
If yes, identify entity and nature of interest:

5. Is the party a trade association?
( ) YES (x) NO
If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10 percent or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditor's committee:
N/A

Robert N Eccles

(signature)

11/29/06

(date)

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER
ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

Only one form need be completed for a party even if the party is represented by more than one attorney. Disclosures must be filed on behalf of individual parties as well as corporate parties. Disclosures are required from amicus curiae only if amicus is a corporation. Counsel has a continuing duty to update this information. Please file an original and three copies of this form.

No. 06-2176 Caption: Miriam Calderon v. Amvescap, PLC, et al.

Pursuant to FRAP 26.1 and Local Rule 26.1,

AVZ, Inc. (name of party/amicus) who is Appellee (appellant/appellee/amicus),

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity?
   ☐ YES ☑ NO
2. Does party/amicus have any parent corporations?
   ☑ YES ☐ NO
   If yes, identify all parent corporations, including grandparent and great-grandparent corporations: Defendant AVZ, Inc. states that it is a wholly-owned subsidiary of AMVESCAP PLC.
3. Is 10% or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
   ☑ YES ☐ NO
   If yes, identify all such owners:
   Defendant AVZ, Inc. states that it is a wholly-owned subsidiary of AMVESCAP PLC.
4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
   ☐ YES ☑ NO
   If yes, identify entity and nature of interest:
5. Is party a trade association?
   ☐ YES ☑ NO
   If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10% or more of a member's stock:
6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditors' committee:

[signature]
(signature)

Nov. 29, 2006
(date)

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

Only one form need be completed for a party even if the party is represented by more than one attorney. Disclosures must be filed on behalf of individual parties as well as corporate parties. Disclosures are required from amicus curiae only if amicus is a corporation. Counsel has a continuing duty to update this information. Please file an original and three copies of this form.

No. 06-2176 Caption: Miriam Calderon v. Amvescap, PLC, et al.

Pursuant to FRAP 26.1 and Local Rule 26.1,

Amvescap National Trust Company who is Appellee,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity?
   ☐ YES ☑ NO
2. Does party/amicus have any parent corporations?
   ☑ YES ☐ NO
   If yes, identify all parent corporations, including grandparent and great-grandparent corporations: Defendant AMVESCAP National Trust Company states that it is a wholly-owned subsidiary of INVESCO Retirement, Inc., which in turn is a wholly-owned subsidiary of INVESCO North American Holdings, Inc. which in turn is a wholly-owned subsidiary of AMEVSCAP Group Services, Inc., which in turn is a wholly-owned subsidiary of AVZ Inc., which in turn is a wholly-owned subsidiary of AMVESCAP PLC.
3. Is 10% or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
   ☑ YES ☐ NO
   If yes, identify all such owners: Defendant AMVESCAP National Trust Company states that it is a wholly-owned subsidiary of INVESCO Retirement, Inc., which in turn is a wholly-owned subsidiary of INVESCO North American Holdings, Inc. which in turn is a wholly-owned subsidiary of AMVESCAP Group Services, Inc., which in turn is a wholly-owned subsidiary of AVZ Inc., which in turns is a wholly-owned subsidiary of AMVESCAP PLC.
4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
   ☐ YES ☑ NO
   If yes, identify entity and nature of interest:
5. Is party a trade association?
   ☐ YES ☑ NO
   If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10% or more of a member's stock:
6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditors' committee:

[signature]
(signature)

Nov. 29, 2006
(date)

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER
ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

Only one form need be completed for a party even if the party is represented by more than one attorney. Disclosures must be filed on behalf of individual parties as well as corporate parties. Disclosures are required from amicus curiae only if amicus is a corporation. Counsel has a continuing duty to update this information. Please file an original and three copies of this form.

No. 06-2175 Caption: Walker v. MFS

Pursuant to FRAP 26.1 and Local Rule 26.1,
Massachusetts Financial Services Corporation Retirement Committee (name of party/amicus) who is Appellee (appellant/appellee/amicus), makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity?
   [ ] YES [X] NO
2. Does party/amicus have any parent corporations?
   [ ] YES [X] NO
   If yes, identify all parent corporations, including grandparent and great-grandparent corporations:
3. Is 10% or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
   [ ] YES [X] NO
   If yes, identify all such owners:
4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
   [ ] YES [X] NO
   If yes, identify entity and nature of interest:
5. Is party a trade association?
   [ ] YES [X] NO
   If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10% or more of a member's stock:
6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditors' committee:

William H. Paine (signature) 11/30/06 (date)

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

Only one form need be completed for a party even if the party is represented by more than one attorney. Disclosures must be filed on behalf of individual parties as well as corporate parties. Disclosures are required from amicus curiae only if amicus is a corporation. Counsel has a continuing duty to update this information. Please file an original and three copies of this form.

No. 06-2175 Caption: Walker v. MFS

Pursuant to FRAP 26.1 and Local Rule 26.1,

Eric Burns (name of party/amicus) who is Appellee (appellant/appellee/amicus),

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity?
   [ ] YES [X] NO
2. Does party/amicus have any parent corporations?
   [ ] YES [X] NO
   If yes, identify all parent corporations, including grandparent and great-grandparent corporations:
3. Is 10% or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
   [ ] YES [X] NO
   If yes, identify all such owners:
4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
   [ ] YES [X] NO
   If yes, identify entity and nature of interest:
5. Is party a trade association?
   [ ] YES [X] NO
   If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10% or more of a member's stock:
6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditors' committee:

William H Paine
(signature)

11/30/06
(date)

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Page(s)

Cases

TABLE OF AUTHORITIES (continued)

Page(s)

TABLE OF AUTHORITIES (continued)

Page(s)

TABLE OF AUTHORITIES (continued)

Page(s)

TABLE OF AUTHORITIES (continued)

Page(s)

Statutes

Regulations

Rules

STATEMENT OF JURISDICTION

Plaintiffs invoked the jurisdiction of in the district court under 29 U.S.C. § 1132(e)(1) and 28 U.S.C. § 1331. The district court dismissed the cases with prejudice for lack of standing.

This Court has jurisdiction to review the final judgments of the district court under 28 U.S.C. § 1291.

STATEMENT OF ISSUES PRESENTED FOR REVIEW

While employed, each named plaintiff participated in a 401(k) pension benefit plan sponsored by the various company defendants. Upon leaving employment, plaintiffs voluntarily sought and obtained a full distribution of the vested benefits in their respective accounts. Plaintiffs later brought suit on behalf of their respective plans, seeking to recover from defendants the losses purportedly suffered in their individual accounts. The issues presented are:

I. Did the district court correctly conclude that plaintiffs, who had voluntarily severed all relationship with their respective plans, are not "participants" in those plans, and thus lack statutory standing under Section 502(a)(2) of ERISA to bring derivative suits for damages on behalf of the plans?

II. Do plaintiffs also lack Article III standing because losses in their individual accounts would likely not be redressed by any monetary recovery obtained by the plans in these actions?

STATEMENT OF THE CASE

This is a consolidated appeal from final judgments in four separate district court cases. The named plaintiffs, each of whom purports to represent a class of similarly situated persons, are former participants in employer-sponsored 401(k) retirement plans. At the conclusion of their respective employments, plaintiffs voluntarily withdrew from the plans, took a full distribution of vested benefits, and severed all relationship with their plans. Defendants are the companies that sponsored the plans and persons and entities alleged to be fiduciaries to the plans. Plaintiffs, alleging that defendants breached their fiduciary duties by allowing plan participants to invest in certain assets, seek damages for the losses allegedly sustained in their individual accounts. They brought suit under Section 502(a)(2) of the Employee Retirement Income Security Act of 1974 (ERISA), 29 U.S.C. § 1132(a)(2), which does not provide for individual relief: Any recovery in such an action would flow only to the plans. Observing that "numerous courts have found that former participants in an ERISA plan lack standing under circumstances similar to those presented here" (J.A. 432), the district court dismissed each of the complaints for lack of standing. J.A. 431-33, 435-36. Plaintiffs appealed. J.A. 434, 437-39.

STATEMENT OF FACTS

In 2003, state and federal regulators began investigating "market timing" in the mutual-fund industry. *See* Bromberg & Lowenfels, *Securities Fraud and Commodities Fraud* § 16.1 (2d ed. 2006). As used in this context, "market timing" generally refers to rapid in-and-out trading designed to take advantage of arbitrage opportunities created by the way mutual fund shares are priced under federal law. *See, e.g.*, *SEC v. PIMCO Advisors Fund Mgmt., LLC*, 341 F. Supp. 2d 454, 458 (S.D.N.Y. 2004). To date, the Securities and Exchange Commission (SEC) has reached settlements totaling more than $3.5 billion with the investment advisers to approximately 20 mutual fund complexes, including the advisers to the Janus, Putnam, Invesco, and MFS families of mutual funds. Those settling parties are subsidiaries or affiliates of the company defendants in this appeal.

In the wake of the regulatory activity, hundreds of civil actions were filed alleging "market timing" in various mutual funds, including certain Janus, Putnam, Invesco, and MFS funds. These actions were transferred to three judges (Motz, Blake, and Davis, JJ.) in the District of Maryland for coordinated pretrial proceedings. *See In re Janus Mut. Funds Inv. Litig.*, 310 F. Supp. 2d 1359 (J.P.M.L. 2004). The district judges each took responsibility for approximately one-third of the cases, divided into separate tracks by defendant group, so that, for example, Judge Motz is responsible for all the actions in which the Janus, Putnam, Invesco, and MFS parties are named. At the outset, Judges Motz, Blake, and Davis agreed that each others' decisions would be persuasive but not binding on similar issues arising in their respective tracks.

In addition to cases brought under the federal securities laws,[1] persons who had participated in the 401(k) retirement plans offered by investment advisers or their parent companies brought suit under ERISA. They allege generally that the plan fiduciaries breached their fiduciary duties by allowing plan participants to invest in mutual funds in which "market timing" took place or in the common stock of advisers (or their parent companies) that permitted "market timing." On motions to dismiss, Judge Blake initially ruled that these cases, including the actions filed by former participants, could proceed. *See In re Mut. Funds Inv. Litig.*, 403 F. Supp. 2d 434 (D. Md. 2005) ("*Strong*"). Judge Motz subsequently ruled that the ERISA actions brought by *former* participants must be dismissed because the named plaintiffs lack standing to sue. J.A. 431-33. This appeal concerns only that standing issue.

1. In each of the four underlying cases, plaintiffs brought suit under ERISA § 502(a)(2), which provides that a civil action may be brought "by the Secretary [of Labor], or by a participant, beneficiary or fiduciary for appropriate relief under

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[1] *See In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 845 (D. Md. 2005); *In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 873 (D. Md. 2005).

[ERISA § 409]." 29 U.S.C. § 1132(a)(2). ERISA § 409(a), in turn, provides that a fiduciary "shall be personally liable to make good to [the] plan any losses to the plan resulting from each . . . breach" of fiduciary duty. 29 U.S.C. § 1109(a).

a. In the lead appeal, No. 06-2003, the defendants are Janus Capital Group Inc. and the Janus Plan Advisory Committee. Plaintiff Craig Wangberg (incorrectly named in the complaint as "Wangberger") alleges that he "was an employee of Janus" and that his "retirement investment portfolio include[d] Janus stock and/or mutual funds." J.A. 258 (¶ 3). He alleges that defendants "engaged in a series of illegal transactions which permitted third parties . . . to reap illicit profits from the short term purchase and sale of certain Janus mutual funds," imposing "significant 'administrative' costs on the funds and dilut[ing] their overall value to Plan participants." J.A. 258 (¶ 4). "[W]hen the nature of these transactions were finally revealed to the public," Wangberg asserts that "Janus stock dropped precipitously, resulting in additional significant losses in the Plan participants' retirement savings." *Id.*

Wangberg maintains that defendants are obligated "to restore to the Plan" the difference between "the actual value of the Plan participant accounts imprudently invested in the Janus Fund[s] and/or Janus stock" and "what such accounts would have been worth today had Plan assets been invested in suitable investment alternatives." J.A. 278 (¶ 80). Specifically, he wants "[a]ctual damages in the amount of any losses the Plan suffered, to be allocated among the Participants' individual accounts in proportion to the accounts' losses." J.A. 283 (Prayer for Relief ¶ F).

Although Wangberg alleges that he "is a participant in the Plan," J.A. 266 (¶ 40), the Janus defendants presented undisputed evidence that Wangberg left Janus's employ on August 18, 2003, voluntarily liquidated the assets in his 401(k) account on September 16, 2003, and received a full distribution of all vested benefits by May 25, 2004. J.A. 285-87, 408-14.[2] Thus, he had severed all ties with the plan before filing suit more than a year later.

b. In the consolidated appeals (Nos. 06-2175, 06-2176, and 06-2177), the named plaintiffs are each former employees who make substantially identical allegations with respect to the 401(k) plans sponsored by the Putnam, Invesco, and MFS advisers or their parent companies. *See* J.A. 8-37 (*Corbett*), 84-114 (*Calderon*), 127-50 (*Walker*). As in the Janus case, defendants in those cases presented uncontradicted evidence that each of the named plaintiffs had terminated his or her employment and taken a full distribution of vested benefits before filing suit. J.A. 67-79, 118-23, 152-56.

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[2] *See Velasco v. Gov't of Indon.*, 370 F.3d 392, 398 (4th Cir. 2004) (court may consider evidence outside the pleadings in resolving motion to dismiss under Fed. R. Civ. P. 12(b)(1)).

2. All of the defendants in the ERISA cases filed motions to dismiss. One of the issues raised was whether former employees who had taken full distributions had statutory or constitutional standing to sue for damages under ERISA § 502(a)(2).

a. In the case involving the Strong family of mutual funds, Judge Blake concluded that former employees have statutory standing. The plaintiff in that case, "like most if not all of the named plaintiffs in other sub-tracks, [was] a former employee who has accepted a lump-sum pay-out (or rollover) of his vested benefits." *Strong*, 403 F. Supp. 2d at 441. In Judge Blake's view, however, "employees should not forfeit a cause of action under ERISA to recover what is rightfully theirs under their plan by taking a pay-out of what they incorrectly believe is all that is owed to them at the time." *Id.* at 442.

Judge Blake also held that former employees have constitutional standing. With respect to the plaintiffs' request "that the defendants allocate the Plan's recoveries to the accounts of all Participants . . . in proportion to the accounts' losses," Judge Blake concluded that it was unnecessary to "decide at this stage of the litigation whether . . . the plaintiffs' proposed scheme for relief is appropriate, but rather must focus on whether the plaintiffs presently meet the requirements for standing." *Id.* at 443-44 (internal quotation marks omitted).

b. On the basis of *Strong*, Judge Motz initially ruled that the former employee plaintiffs had standing to bring three of the ERISA cases pending before him. *See* J.A. 415 (*Corbett*), 420 (*Calderon*), 426 (*Walker*). Before he decided the fourth (*Wangberg*), however, a number of district courts reached the contrary conclusion on statutory standing, expressly disagreeing with Judge Blake's *Strong* opinion. *See, e.g.*, *Graden v. Conexant Sys., Inc.*, Civ. No. 05-0695, 2006 U.S. Dist. LEXIS 16176, at *14-15 (D.N.J. Mar. 31, 2006) (*Strong* "renders the statutory standing provision a nullity. In effect [*Strong* concludes] that, because interpreting the statute as written would deny plaintiffs a remedy, the statute, and its definitive interpretation by the Supreme Court . . . should be either ignored, or that suits which clearly seek damages should be transformed by judicial legerdemain into suits for 'vested benefits.' This Court is satisfied that neither is a proper role for this Court.").

In granting the motion to dismiss in *Wangberg*, Judge Motz explained that "[s]ince the time that Judge Blake issued her opinion in *Strong*, numerous courts have found that former participants in an ERISA plan lack standing under circumstances similar to those presented here." J.A. 432. Judge Motz "concluded that these decisions are correct and that [he had] erred in denying the motions to dismiss in *Calderon*, *Corbett*, [and] *Walker*." *Id.* Because those recent opinions "fully and clearly address the issues," Judge Motz saw "no useful purpose in writing separately on them. Suffice it to say I find that the causes of action asserted in this action to be more in the nature of claims for damages than for payment of a vested benefit." *Id.*

Accordingly, Judge Motz dismissed *Wangberg* with prejudice, and adhered to that ruling in dismissing *Calderon*, *Corbett*, and *Walker*. J.A. 435-36. This appeal, consolidated by this Court, followed.

SUMMARY OF ARGUMENT

I. Under ERISA § 502(a)(2), a "participant" in an employee benefit plan may bring suit against plan fiduciaries whose conduct injured the plan. That action is on behalf of the plan; any recovery inures to the benefit of the plan as a whole and not to any individual participant or beneficiary.

The principal question posed by this case is whether a former participant in a 401(k) plan who voluntarily took a full distribution of the assets in his or her account and concededly received all the vested benefits then due, thereby severing any ongoing relationship with the plan, may nonetheless represent the interests of the plan in a suit under ERISA § 502(a)(2) against plan fiduciaries to obtain relief for the plan. The lower courts have not spoken with one voice on this issue, with which Judge Motz wrestled before joining the increasing chorus of district courts holding that former participants lack statutory standing.

As detailed below, the decision under review has by far the better part of the debate. Each of the parties that ERISA § 502(a)(2) expressly authorizes to sue on behalf of the plan—the Secretary of Labor, participants, beneficiaries, or fiduciaries—has an ongoing legal or economic relationship with the plan that former participants simply lack. For example, a former participant will have little or no interest in the future operation of the plan and could not seek prospective relief that would safeguard plan assets in the future. There is nothing in Section 502(a)(2)'s language that would suggest that Congress intended to give the right to sue to parties that would either lack the interest or ability to seek full relief for the plan. The Department of Labor has recognized that a former plan participant who has taken a full distribution of benefits is no longer a "participant covered by the plan." Under the Department's regulations, a former participant is not even entitled to receive plan documents describing the plan's operation, but in this Court the Secretary of Labor takes the litigating position that the same former participant can represent the plan in a suit seeking to recover millions of dollars for the plan. The Secretary's efforts to harmonize those positions fall flat and should not be afforded any deference, as her argument is at odds with the clear text of ERISA. *See LaRue v. DeWolff, Boberg & Assocs., Inc.* 458 F.3d 359 (4th Cir. 2006) (*LaRue II*).

Indeed, Congress has spoken directly and decisively as to when a former participant may sue. Section 502(a)(9) of ERISA expressly authorizes former participants to sue in limited circumstances to obtain individualized, not plan-wide, relief, thus effectively recognizing that a former participant's narrow remedial interest is not a competent proxy for the broader interests of the plan. As the Supreme Court and this Court have repeatedly emphasized in this regard, ERISA's integrated enforcement scheme negates the proposition that Congress intended to authorize remedies it forgot expressly to set out in the statute.

Plaintiffs and their supporting *amicus* urge this Court to expand ERISA § 502(a)(2) to afford former participants the same standing to sue on behalf of their former plans as the statute expressly grants to current participants, the plan's fiduciaries, or the Secretary of Labor. The pillars of their argument are, first, that the basic purpose of ERISA is to provide ready access to federal courts, and, second, that absent a right to sue former participants could not recover for the losses sustained in their individual 401(k) accounts due to the alleged fiduciary breaches of defendants. But the Supreme Court has held that identical appeals to the statute's purpose are insufficient to overcome the clear text, and this Court has similarly rejected the notion that ERISA § 502(a)(2) should be read to encompass suits for any alleged fiduciary breach simply because a participant would not otherwise be able to obtain compensatory relief. *See Great-West Life & Annuity Ins. Co. v. Knudson*, 534 U.S. 204 (2002); *Mertens v. Hewitt Assocs.*, 508 U.S. 248 (1993); *LaRue v. DeWolff, Boberg & Assocs., Inc.*, 450 F.3d 570 (4th Cir. 2006) (*LaRue I*).

II. Plaintiffs' proffered construction of ERISA § 502(a)(2) would raise a substantial, and insuperable, Article III standing issue. To have standing to sue in federal court, plaintiffs must, as a constitutional minimum, demonstrate, *inter alia*, that the injury asserted is likely to be "redressed by a favorable decision." *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 590 (1992) (citation and quotation marks omitted). Under Section 502(a)(2), any relief would be provided to the plans, and a damages recovery by their respective plans does not put any money into the pockets of plaintiffs. And while plaintiffs *assume* that the respective fiduciaries of their former plans will distribute the proceeds to former participants, ERISA does not so require.

Under ERISA, fiduciaries can use plan assets to offset plan expenses. 29 U.S.C. § 1104(a)(1)(A). If the fiduciaries were to take that course, plaintiffs would need to bring another lawsuit, against the respective plans, to obtain any redress. The fact that a second lawsuit may be required hardly supplies the likelihood of redress necessary to satisfy the redressability element of the Article III standing inquiry in *this* case. And it is far from certain that the former plan participants would prevail in that second action. Plan fiduciaries might appropriately determine that using the proceeds of any recovery to offset plan expenses for the benefit of current and future participants is more in keeping with the long-term interests of the plan than distributing plan assets to former participants which would not at all benefit the plan. In those circumstances, any relief awarded to their respective plans would not redress the injuries plaintiffs assert. Accordingly, it is "speculative," not "likely," that the injuries asserted would be redressed by a favorable decision.

The serious constitutional problem that would be raised by plaintiffs' expansive reading of Section 502(a)(2) provides further reason to adhere to the statutory text, structure, and history. The judgments of dismissal should be affirmed.

STANDARD OF REVIEW

Plaintiffs bore—and continue to bear—the burden of establishing federal jurisdiction. *Adams v. Bain*, 697 F.2d 1213, 1219 (4th Cir. 1982). The district court's conclusion that plaintiffs failed to meet their burden is reviewed *de novo*. *White Tail Park, Inc. v. Stroube*, 413 F.3d 451, 459 (4th Cir. 2005).

ARGUMENT

The judgments below should be affirmed for either of two independent, but complementary, reasons. *First*, plaintiffs are not "participants" under ERISA because they voluntarily took full distributions and severed all ties with their respective 401(k) plans. As strangers to those plans, they lack statutory standing to sue for damages on the plans' behalf. *Second*, if plaintiffs' construction of the statute were accepted, they would nonetheless lack Article III standing since it is entirely speculative whether any recovery by their plans would be distributed to plaintiffs.

I. Plaintiffs Lack Statutory Standing

Congress enacted ERISA "to protect . . . the interests of *participants* in employee benefit plans" by, *inter alia*, "providing for . . . ready access to the Federal courts." 29 U.S.C. § 1001(b) (emphasis added). The first question presented in this appeal is whether plaintiffs, as former employees who received full distributions and severed all ties with their respective plans upon termination of employment, are statutory "participants" entitled to sue on behalf of the plans for damages.

This question has divided the district courts, although the trend among recent decisions has been to conclude that former employees lack standing. *See* Kilberg et al., *ERISA Litigation* 16-9 & n.32, in Dickey, ed., *Securities Litigation: A Practitioner's Guide* § 16 (PLI 2006). A variant of this question is currently pending before at least five other Circuits. *See Evans v. Akers*, No. 07-1140 (1st Cir.); *Dickerson v. Feldman*, No. 06-1616-cv (2d Cir.); *Graden v. Conexant Sys.*, No. 06-2337 (3d Cir.); *Hargrave v. TXU Corp.*, No. 05-11482 (5th Cir.); *Holtzscher v. Dynegy, Inc.*, No. 06-20297 (5th Cir.); and *Vaughn v. Bay Envtl.*, No. 05-17100 (9th Cir.). Indeed, Judge Motz struggled with this question—first agreeing with Judge Blake that former employees have statutory standing, then concluding that persons who have taken a full distribution of all benefits then vested are not "participants" within the meaning of ERISA.

Judge Motz was right the second time: Persons who have severed all ties with a 401(k) plan have no statutory warrant to assert claims on behalf of that plan in federal court. This conclusion is compelled by the language, structure, and history of ERISA. It is also supported by the weight of authority. Plaintiffs' contrary argument is unmoored from the statute, resting instead on an appeal to policy that contravenes the analytic approach to construing Section 502(a) employed by the Supreme Court and this Court.

A. The Text, Structure, And History Of ERISA Establish That Plaintiffs Lack Standing

Section 502(a) lists the civil actions that may be maintained under ERISA, identifies the parties who may bring suit, and specifies the relief those parties may obtain. For example, Section 502(a)(1)(B) provides that a participant may bring suit against the plan "to recover benefits due to him under the terms of his plan." 29 U.S.C. § 1132(a)(1)(B). Section 502(a)(3) broadly authorizes participants to sue, on their own behalf, for violations of ERISA or the terms of the plan; but it only allows equitable relief, precluding a damages recovery. *See Great-West Life & Annuity Ins. Co. v. Knudson*, 534 U.S. 204, 209-10 (2002). Section 502(a)(2), by contrast, authorizes suit for both equitable and legal relief, but specifies that the plaintiff will act in a derivative capacity as a representative of the plan as a whole and directs that any recovery must flow entirely to the plan, not to any participant. *Mass. Mut. Life Ins. Co. v. Russell*, 473 U.S. 134, 140-42 (1985). And while Section 502(a)(9) expressly vests former participants with a right to sue, it does so only in very narrow circumstances pertaining to annuities. *See* 29 U.S.C. § 1132(a)(9). Section 502(a) thus both allocates and limits who can sue and for what—a point essential to the correct resolution of this appeal but one studiously ignored by plaintiffs and their *amicus*.

ERISA § 502(a)(2)—the provision under which these plaintiffs brought suit—provides that "[a] civil action may be brought . . . by the Secretary [of Labor], or by a *participant*, beneficiary or fiduciary for appropriate relief" under ERISA § 409, which specifies the remedy for breach of fiduciary duty. 29 U.S.C. § 1132(a)(2) (emphasis added); *see* 29 U.S.C. § 1109(a) (fiduciary must "make good . . . any losses to the plan resulting from each such breach"). Each of the parties authorized to sue under Section 502(a)(2) has a direct and ongoing relationship with the plan. The Secretary is the designated regulator; the fiduciaries have discretionary control over plan assets; and the participants and beneficiaries are the beneficial owners of the plan's assets. It makes perfect sense that the listed persons can bring suit, derivatively, to enforce the rights of the plan. But a *former* employee who has voluntarily taken a full distribution of vested benefits has no ongoing relationship with the plan. Such persons are in fact and law *strangers* to the plan. Indeed, limiting the plaintiffs to those who have an ongoing legal or economic relationship with the represented entity is a common feature of derivative actions. *See* Part I.C., *infra*. Not surprisingly, Congress did not authorize lawsuits *on behalf of the plan* by persons who have severed all ties with the plan.[3]

If a person is not a statutory "participant," then that person may *not* use ERISA § 502(a)(2) to access the federal courts. *See, e.g.*, *Conn. v. Physicians Health Servs. of Conn., Inc.*, 287 F.3d 110, 121 (2d Cir. 2002) ("non-enumerated parties lack statutory standing to bring suit under [ERISA] even if they have a direct stake in the outcome of the litigation"). This is a straightforward application of the maxim *expressio unius est exclusio alterius*: Because Congress has listed specific groups of persons who can sue, persons not listed cannot sue. As this Court has explained, "[s]ection 502(a) specifies which persons . . . may bring actions for particular kinds of relief," and "[f]ederal jurisdiction is limited to the suits by the entities specified in the statute." *Coyne & Delany Co. v. Blue Cross & Blue Shield of Va., Inc.*, 102 F.3d 712, 714 (4th Cir. 1996) (alteration and internal quotation marks omitted); *see also, e.g.*, *Gulf Life Ins. Co. v. Arnold*, 809 F.2d 1520, 1524 (11th Cir. 1987) ("civil actions under ERISA are limited only to those parties and actions Congress specifically enumerated in section [502(a)]").

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[3] This suit was not brought by the Secretary, and plaintiffs concededly are neither "beneficiar[ies]" nor "fiduciar[ies]" under ERISA; accordingly, the remainder of this brief will focus (as the briefs of plaintiffs and their *amicus* do) exclusively on the question whether plaintiffs are statutory "participants."

ERISA's careful delimitation of the parties who may bring suit under Section 502(a)(2)—with the concomitant prohibition against suits by persons who are not statutory "participants"—stands in marked contrast to other federal statutes that provide for a more expansive universe of authorized plaintiffs. The Americans with Disabilities Act, for example, permits "*any person* alleging discrimination on the basis of disability" to sue. 42 U.S.C. § 12133 (emphasis added); *see also, e.g.*, 42 U.S.C. § 3613(a)(1)(A) (Fair Housing Act) (authorizing "[a]n aggrieved person" to bring suit). In enacting ERISA, Congress *could* similarly have allowed suit by "any person" aggrieved by a fiduciary breach; but it did not. *See Franchise Tax Bd. v. Constr. Laborers Vacation Trust*, 463 U.S. 1, 27 (1983) ("ERISA carefully enumerates the parties entitled to seek relief"). That legislative decision is entitled to judicial respect. *Cf. Northwest Airlines, Inc. v. Transp. Workers Union*, 451 U.S. 77, 97 (1981) ("The presumption that a remedy was deliberately omitted from a statute is strongest when Congress has enacted a comprehensive legislative scheme including an integrated system of procedures for enforcement").

ERISA § 502(a) is an "interlocking, interrelated, and interdependent remedial scheme, which is in turn part of a 'comprehensive and reticulated statute.'" *Russell*, 473 U.S. at 146 (quoting *Nachman Corp. v. PBGC*, 446 U.S. 359, 361 (1980)); *see also* Kilberg et al., *ERISA Litigation, supra*, at 16-7 ("ERISA has a comprehensive civil enforcement scheme that specifically identifies who may bring an action to enforce and obtain the relief authorized by the statute"). In a directly analogous context, the Supreme Court has recognized that the "carefully integrated civil enforcement provisions found in § 502(a) of the statute as finally enacted . . . provide strong evidence that Congress did *not* intend to authorize other remedies that it simply forgot to incorporate expressly." *Russell*, 473 U.S. at 146.

As this Court recently observed in a case that plaintiffs and their *amicus* conspicuously omit from their briefs, ERISA § 502(a) contains "the exclusive list of civil actions available to parties aggrieved by a statutory violation," but "stops short of providing ERISA complainants with a full arsenal of relief." *LaRue v. DeWolff, Boberg & Assocs., Inc.*, 450 F.3d 570, 572-73 (4th Cir. 2006) (*LaRue I*). That is because "ERISA is 'an enormously complex and detailed statute that resolve[s] innumerable disputes between powerful competing interests—not all in favor of potential plaintiffs.'" *Id.* at 573 (quoting *Mertens v. Hewitt Assocs.*, 508 U.S. 248, 262 (1993)) (alteration in original). In light of the tension between competing interests and goals, "Congress has . . . made various 'policy choices' resulting in 'the inclusion of certain remedies and the exclusion of others.'" *Id.* (quoting *Pilot Life Ins. Co. v. Dedeaux*, 481 U.S. 41, 54 (1987)). Among the actions *excluded* by Congress is a suit under Section 502(a)(2) by former participants who seek damages on behalf of a plan with which they have no continuing relationship.

1. Plaintiffs Lack Statutory Standing Under The Plain Terms Of ERISA

a. "Participant" is defined in ERISA to mean a current or former employee "who is or may become eligible to receive a benefit." 29 U.S.C. § 1002(7). The Supreme Court has interpreted this definition to include (as pertinent here) only former employees who have "'a colorable claim' to vested benefits." *Firestone Tire & Rubber Co. v. Bruch*, 489 U.S. 101, 117 (1989) (quoting *Kuntz v. Reese*, 785 F.2d 1410, 1411 (9th Cir. 1986)).[4] "Benefits," in the context of defined contribution plans such as those at issue in this case, are defined as "the amount contributed to the participant's account" as well as "any income, expenses, gains and losses . . . which may be allocated to such participant's account." 29 U.S.C. § 1002(34). Generally, an employee's own contributions "vest" immediately, while employer contributions "vest" in accordance with plan criteria (*e.g.*, a minimum period of employment). *See* 29 U.S.C. § 1053(a).

Applying the *Firestone* gloss to the statutory definitions, to qualify as a "participant" a former employee must assert a "colorable claim" that he or she is owed

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[4] *Firestone* also recognizes that a former employee may be a statutory "participant" if he or she has "a reasonable expectation of returning to covered employment." 489 U.S. at 117 (citation and internal quotation marks omitted). Plaintiffs here claim no such expectation. *See Strong*, 403 F. Supp. 2d at 441 ("None of the plaintiffs allege they will be returning to covered employment with their former employers").

some or all of the net amount contributed or allocated to his or her account. For example, in *Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan*, 883 F.2d 345 (5th Cir. 1989), the Fifth Circuit said that former employees would have standing as "participants" to assert and maintain a "simple claim that benefits were miscalculated." *Id.* at 350. In such a case, the former employees have not, by definition, received their net contributions; the "miscalculation" deprived them of some portion of their vested benefits. As the Fifth Circuit explained, "a plaintiff alleging that his benefits were wrongly computed has a claim for vested benefits. Payment of the sum sought by such a plaintiff will not increase payments due him." *Id.*[5]

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[5] In *Sommers*, the plaintiffs alleged that non-publicly traded company stock held in their accounts had been sold for less than fair market value. 883 F.2d at 350. As a result, they argued that they had not received "the full amount of vested benefits due . . . because the amount received for the shares was less than fair market value." *Id.* As the stock had already been sold, the relief sought was a readily "ascertainable amount allegedly owed them at the time they received their lump sum" and "quite close to a simple claim that benefits were miscalculated." *Id.* The *Sommers* plaintiffs thus had a far more tenable basis than the plaintiffs here to assert "a colorable claim for *additional* vested benefits" (DOL Br. 17 (emphasis added))—*i.e.*, more benefits due *on the date of distribution* than they were actually paid. Here, by contrast, plaintiffs received distributions in the full amount that they were owed. They do not seek an "ascertainable" additional benefits payment; rather, they assert an unliquidated claim for money over and above the vested benefits already paid to them in full. Although plaintiffs *speculate* that "the value of their individual accounts would have been greater" in the absence of the alleged misconduct (Plfs. Br. 13), that depends on

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Here, plaintiffs have *already* received the entirety of the net contributions to their accounts, and thus have no claim (much less a "colorable" one) that they are owed some or all of those contributions. Upon termination of their employment, plaintiffs received lump sum distributions of their respective contributions net of expenses, etc.—that is, all benefits then vested. J.A. 67-79, 118-23, 152-56, 285-87, 409-14. They make no claim that these amounts were miscalculated or mis-stated. For this reason, plaintiffs err in arguing that "[i]t is the *claim* to that amount that must be colorable[,] not the amount itself." Plfs. Br. 18. Plaintiffs have no colorable claim to *any* amount of vested benefits.

Rather, plaintiffs seek money *in addition to* "the amount contributed to [their] account[s]" net of the "income, expenses, gains, and losses . . . allocated to [those] account[s]." By definition, then, plaintiffs do *not* seek benefits; rather, as they straightforwardly acknowledge in their complaints, they seek *damages*. J.A. 35-36, 112-13, 149, 282-83; *see Mertens*, 508 U.S. at 255 ("what [plaintiffs] in fact seek is nothing other than compensatory *damages*—monetary relief for all losses their plan sustained as a result of the alleged breach of fiduciary duties"). As the Fifth Circuit recognized in *Sommers*, "a plaintiff who seeks the recovery for the

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a host of factors, including, critically, the rate of return on alternative prudent investments available under the plans.

trust of an unascertainable amount, with no demonstration that the recovery will directly effect payment to him, would state a claim for damages, not benefits." 883 F.2d at 350. And "former participants and beneficiaries who hope to obtain only damages from a lawsuit are not 'participants' who have standing to sue under ERISA § 502(a)." *Amalgamated Clothing & Textile Workers Union v. Murdock*, 861 F.2d 1406, 1418 (9th Cir. 1988).

Plaintiffs and their *amicus* erroneously assert that the form any recovery takes is irrelevant and that the distinction between "benefits" and "damages" is "both unhelpful and unnecessary" (Plfs. Br. 17 n.6; DOL Br. 23), thereby pointing up their refusal to accept the Supreme Court's repeated holdings in *Mertens* and *Great-West*, which were echoed by this Court in *LaRue*. Those cases make clear that in private suits under ERISA § 502(a), the "form of recovery" is often the *dispositive* question. For example, a plaintiff who sues under ERISA § 502(a)(3) can recover *only* equitable relief, and accordingly a request for "damages" is fatal to such a claim.[6] *See LaRue I*, 450 F.3d at 575 ("'Money damages are, of course, the classic form of *legal* relief,' and have therefore remained conspicuously absent

[6] Judge Motz dismissed plaintiffs' Section 502(a)(3) claim for this reason. J.A. 426, citing *Strong*, 403 F. Supp. 2d at 443. Plaintiffs have acquiesced in that ruling by not raising any such claim in this Court. *See, e.g.*, *Cavallo v. Star Enter.*, 100 F.3d 1150, 1152 n.2 (4th Cir. 1996).

from the list of traditional equitable remedies available under [ERISA § 502(a)(3)]") (quoting *Mertens*, 508 U.S. at 255) (emphasis in *Mertens*).

In this case, too, the "form the recovery of loss takes" is not just relevant, but dispositive. The Supreme Court held in *Firestone* that a former employee may be a "participant" only if he or she makes "a colorable claim for *vested benefits*." A claim for vested benefits and a suit for damages resulting from a breach of fiduciary duty are very different actions, asserted against different defendants and grounded in different provisions of ERISA. *See Rhorer v. Raytheon Eng'rs & Constructors, Inc.*, 181 F.3d 634, 639 (5th Cir. 1999). A claim for benefits is brought by a participant on his own behalf under Section 502(a)(1)(B) against the plan or the plan administrator, and any recovery is from plan assets. *See Crosby v. Bowater Inc. Ret. Plan*, 382 F.3d 587, 594 (6th Cir. 2004); Sacher & Singer, *Employee Benefits Law*, 2d, A.B.A. Sec. Lab. & Empl. L. Ch. 12 II.B at 891 (2000) (remedy for person seeking benefits is payment "from the employee benefit plan itself, *not* the plan's fiduciaries or sponsor") (emphasis added) (citations omitted). In contrast, plaintiffs here brought suit under Section 502(a)(2) on behalf of their respective plans seeking damages to be paid from the personal assets of defendants. *See* 29 U.S.C. § 1109 (fiduciary personally liable to plan for losses caused by fiduciary breach). Because plaintiffs seek a remedy *other than* "benefits," they are not—and cannot be—statutory "participants."

Any other conclusion would read the term of art "benefits" out of the statutory remedial scheme—a step the Supreme Court has refused to countenance in similar circumstances. *See Mertens*, 508 U.S. at 257-58. As this Court has explained, courts should avoid "a construction [of ERISA] that would undermine Congress's exclusive remedial scheme by opening a back door through which uninvited remedies might enter." *LaRue I*, 450 F.3d at 574. A claim for damages is *not* a claim for "vested benefits"; because plaintiffs assert only the former, they are not "participants" under the plain language of ERISA.

b. A Department of Labor regulation expressly recognizes that "[a]n individual is *not* a participant covered under an employee pension plan" if he or she has "received from the plan a lump-sum distribution . . . which represents the balance of his or her credit under the plan." 29 C.F.R. § 2510.3-3(d)(2)(ii)(B) (emphasis added). Plaintiffs here have each received from their respective plans a lump-sum distribution of their entire account balance. J.A. 67-79, 118-23, 152-56, 285-87, 408-14. Thus, under the Labor Department's regulation (as under the statute itself) they are not "participants."

In this Court, the Secretary states that "[t]he regulation does not define who is a participant for standing purposes." DOL Br. 14 n.4. To support this assertion, the Secretary cites only an "Interpretive Bulletin" that "provides guidance concerning certain fiduciary standards . . . applicable to the selection of annuity providers."

29 C.F.R. § 2509.95-1(a). The interpretive bulletin goes on to state that "[a]lthough the regulation [*i.e.*, 29 C.F.R. § 2510.3-3] does not define the term 'participant' or 'beneficiary' for purposes of standing to bring an action under [ERISA § 502(a)], it makes clear that the purpose of a benefit distribution annuity is to transfer the plan's liability with respect to the individual's benefits to the annuity provider." 29 C.F.R. § 2509.95-1(b). Thus, the snippet cited by the Secretary in her brief, when read in context, says only that the regulation does not address an individual's standing to sue *the annuity provider*. That is because the standing of former participants in such circumstances is governed by Section 502(a)(*9*), which deals with the special case of annuities. *See* Part I.A.3., *infra*. The interpretive bulletin does *not* say, as the Secretary misleadingly implies, that the regulatory definition of "participant" has no bearing on an individual's standing to sue *plan fiduciaries* under ERISA § 502(a)(2).

The Secretary also says that the phrase used in the regulation—"participant covered under the plan"—is "a term of art under ERISA that is considerably narrower than the class of all participants." DOL Br. 14 n.4. That assertion, for which she provides no additional reasoning or authority, is nonsensical. The statutory definition of "participant" requires that the individual be "cover[ed]" under a plan. 29 U.S.C. § 1002(7). The regulation is not "narrower" at all, because *every* "participant" must be a "participant covered under a plan"—a person who is not covered under an ERISA plan is outside the entire statute and cannot be a participant. The regulatory definition is coterminous with the statutory one.[7]

The meaning of "participant," under both the statute (as authoritatively construed by the Supreme Court) and the Labor Department's own regulation, excludes persons—like plaintiffs—who have taken a distribution of the benefits owed them under the plan. Such persons need not be provided, for example, any reports or other information about the ongoing operations of the plan. *See* 29 C.F.R. §§ 2510.3-3(d) & 2520.104-1. Yet the Secretary's litigating position is that those same persons can *represent* the plan, in a derivative action, to enforce its rights. The Secretary's litigating position that strangers to a plan can sue on its behalf contravenes not only common sense, but also basic principles of construction. *See, e.g.*, *Sorenson v. Sec'y of Treasury*, 475 U.S. 851, 860 (1986) ("[I]dentical words used in different parts of the same act are intended to have the same meaning") (internal quotation marks omitted).

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[7] The Secretary's effort to explain away the Department's own regulatory definition of "participant" appears for the first time in her *amicus* brief in this case, apparently because the defendants in *Dickerson* pointed out to the Second Circuit that the Secretary's litigating position is inconsistent with the Department's regulation. *See* Br. of Defendant-Appellee in No. 06-1616-cv (2d Cir.), at 33-34. As explained, however, the fig leaf thrown up by the Secretary in footnote 4 does not cover up that fatal inconsistency.

The deference to be afforded to the Secretary's litigating position "depend[s] upon the thoroughness evident in its consideration, the validity of its reasoning, its consistency with earlier and later pronouncements, and all those factors which give it power to persuade, if lacking power to control." *Skidmore v. Swift & Co.*, 323 U.S. 134, 140 (1944). Her litigating position is inconsistent with the plain text of the statute, the Supreme Court's decision in *Firestone*, and the Department of Labor's own regulation. Her reasoning is invalid, unpersuasive, and, ultimately, entitled to no deference. *Bowen v. Georgetown Univ. Hosp.*, 488 U.S. 204, 212-13 (1988); *see, e.g., LaRue v. DeWolff, Boberg & Assocs., Inc.* 458 F.3d 359, 361-64 (4th Cir. 2006) (*LaRue II*) (rejecting arguments advanced by the Secretary as *amicus* where, as here, they were contradicted by the text of ERISA and Supreme Court precedent).

2. The Structure Of ERISA Reinforces Plaintiffs' Lack Of Standing

As in *LaRue I*, "[i]t is difficult to characterize the remedy plaintiff[s] [here] seek[] as anything other than personal." 450 F.3d at 574. But "[r]ecovery under [ERISA § 502(a)(2)] must 'inure[] to the benefit of the plan *as a whole*,' not to particular persons with rights under the plan." *Id.* at 573 (quoting *Russell*, 473 U.S. at 140) (alteration and emphasis in original). While such a recovery, if received, would increase the assets of the plan, plan assets are "benefits" of the participants only if they are contributed (or allocated) to a participant's account. 29 U.S.C.

§ 1002(34). Yet plaintiffs here, like the plaintiff in *LaRue*, seek individualized damages—*i.e.*, the amounts by which their respective *individual* accounts would supposedly have been increased but for the alleged breaches of fiduciary duty. *See* Plfs. Br. 6 (complaining that fiduciary breaches "diminish[ed] the value of Plan participants' individual accounts").

Plaintiffs simply *assume* that, as former participants, they would receive a "*pro rata* share of the proceeds" any recovery by their respective plans. Plfs. Br. 17 n.7; *see also* DOL Br. 13 ("plaintiffs seek amounts for the Plans that, when allocated, should augment their individual vested benefits"). Plaintiffs cite just two district court cases to support this assumption. The first, *In re WorldCom, Inc. ERISA Litigation*, No. 02- Civ. 4816 (DLC), 2004 WL 2338151 (S.D.N.Y. Oct. 18, 2004),, involved a *settlement* under which former employees would receive a proportionate share of losses. Of course, a court approving a settlement may provide "broader relief than the court could have awarded after a trial." *Local No. 93, Int'l Ass'n of Firefighters v. City of Cleveland*, 478 U.S. 501, 525 (1986). The second, *In re Williams Cos. ERISA Litigation*, 231 F.R.D. 416, 422 (N.D. Okla. 2005), simply assumed (as plaintiffs here do) that former employees would receive a portion of any damages award. The *Williams* court cited nothing to support this assumption. That is because there is no such authority.

ERISA does not require plan fiduciaries to allocate the proceeds of any recovery in a Section 502(a)(2) case to former participants. Any such recovery would constitute plan assets, which must be used to "provid[e] benefits to participants and their beneficiaries" or "defray[] reasonable expenses of administering the plan." 29 U.S.C. § 1104(a)(1)(A). Plan fiduciaries could, in the exercise of their substantial discretion as how best to employ plan assets, reasonably determine that placing any damages recovery into a special account to pay current and future plan expenses would be in the best long-term interests of the plan as it would benefit current and future participants, while a distribution to past participants who have no ongoing relationship with the plan would not. Similarly, plan fiduciaries might determine that the cost of identifying and processing the proceeds of any damages recovery for former participants would be too taxing on the plan's resources, and could reasonably choose instead to distribute the proceeds to current participants with any remainder to pay reasonable plan expenses. *See, e.g., Teagardener v. Republic-Franklin Inc. Pension Plan*, 909 F.2d 947, 952-53 (6th Cir. 1990) (upholding decision to distribute residual plan assets only to current participants, to the exclusion of former employees, even though assets accumulated during former employees' tenure).[8]

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[8] This occurs with some frequency. Suppose a plan fiduciary invests plan assets

[Footnote continued on next page]

Indeed, the Department of Labor's own pronouncements in this area indicate that even if plaintiffs were able to establish liability in this case, ERISA does not mandate that any monetary recovery be allocated to them or other former employees. As noted above, the investment adviser subsidiaries of each of the plan sponsor defendants have already settled charges of "market timing" with the SEC, and they have agreed to pay substantial sums to investors in the affected funds, including ERISA-qualified plans. These payments need *not*, however, be allocated to former employees. In a Field Assistance Bulletin issued last year, the Secretary of Labor advised plan fiduciaries that if an SEC-approved plan for the distribution of the proceeds of such a settlement specifies a particular method of distribution, the Department will view that "methodology [regarding] the allocation of proceeds among participants and beneficiaries as satisfying the requirements of section

[Footnote continued from previous page]

in the common stock of a public company. In 2002, the company commits an act of securities fraud. In 2003, an employee who was a participant in 2002 exits the plan and takes a full distribution. In 2004, the company settles a civil securities-fraud suit and pays damages to stockholders, including the plan. The plan fiduciary is under no obligation—and, in fact, is very unlikely—to seek out former employees to give them a *pro rata* share of the lawsuit recovery, even though they were participants at the time of the fraud. The most that can be said is that they *might* receive a share of the recovery—but, by the same token, they *might not*. As Judge Motz put it, plaintiffs' interest is "inherently inchoate." J.A. 432 n.2. Such a contingent interest is the antithesis of a "vested" benefit.

404(a) [of ERISA] . . . ." U.S. Dep't of Labor, Field Assistance Bull. No. 2006-01 (Apr. 19, 2006) at 7 (FAB), http://www.dol.gov/ebsa/pdf/fab2006-1.pdf.

The only distribution plan approved to date includes SEC-required language that expressly allows plan fiduciaries *not* to distribute funds to former employees. *See* Plan of Distribution, *In the Matter of Pilgrim Baxter & Assocs.*, SEC Admin. Proceeding No. 3-11524, § 8.6.5.3.2 (*submitted* Oct. 6, 2006), http://www.sec.gov/litigation/admin/2006/34-54812-dp.pdf ("[the fiduciary] may allocate proceeds . . . to current participants . . . or . . . may use proceeds . . . to pay reasonable expenses of administering [the plan]"), *approved by* SEC Release No. 34-54812 (Nov. 22, 2006), http://www.sec.gov/litigation/admin/2006/34-54812.pdf. The FAB further advises that even in the absence of guidance from an SEC-approved plan, the plan "fiduciary may properly decide to allocate the proceeds to current participants invested in the mutual fund," if to do so is, in the fiduciary's view, in the best interests of the plan. FAB No. 2006-01 at 8. In short, it is entirely speculative whether plaintiffs would receive any additional distributions even if they could establish a breach of fiduciary duty. They are not participants under Section 502(a)(2) of ERISA.

3. ERISA's History Shows That Preclusion Of Former Employee Lawsuits Was Not Accidental

Whether it is "fair" to treat former employees differently than current participants is ultimately a question for *Congress* to decide. Contrary to how plaintiffs and the Secretary would have it, ERISA "leaves open the uncomfortable possibility that Plaintiffs may lack standing to sue under ERISA . . . . Although this is a valid concern, we have not found it to be a concern of the federal judiciary." *Felix v. Lucent Techs., Inc.*, 387 F.3d 1146, 1162 (10th Cir. 2004); *see also Aetna Health Inc. v. Davila*, 542 U.S. 200, 222 (2004) (Ginsburg, J., concurring) (noting that Congress can fill in any gaps in ERISA's remedial scheme). And Congress has clearly spoken to this precise issue—although the Court would not know it from the briefs filed by plaintiffs or their *amicus*. In fact, Congress directly addressed the question of former participant standing not once but twice in 1994.

Before 1994, numerous courts had held in a variety of contexts that former employees did not have standing to sue under ERISA § 502(a)(2). *See, e.g.*, *Mitchell v. Mobil Oil Corp.*, 896 F.2d 463, 474 (10th Cir. 1990); *Kuntz*, 785 F.2d at 1411; *Yancy v. Am. Petrofina, Inc.*, 768 F.2d 707, 709 (5th Cir. 1985). Congress is presumed to be aware of these decisions. *Miles v. Apex Marine Corp.*, 498 U.S. 19, 32 (1990).

In 1994, Senator Metzenbaum introduced a bill, titled the Pension Bill of Rights Act of 1994, that would have granted standing to sue under ERISA § 502(a)(2) to "*[a]ny* former participant or beneficiary." S. 2531, 103d Cong., 2d Sess. § 231(d) (1994) (emphasis added). This bill, however, was not passed by the Senate or the House of Representatives. Needless to say, it was not signed by the President and it did not become law. Thus, plaintiffs and their *amicus* in this case are asking this Court to do by judicial fiat what the political branches chose not to do when presented with the identical question.

Moreover, in 1994 Congress *did* pass, and the President signed, a more limited law that granted standing to *some* but not all former employees. *See* Pension Annuitants Protection Act of 1994, Pub. L. No. 103-401, 108 Stat. 4172 (PAPA). PAPA was a legislative response to *Kayes v. Pacific Lumber Co.*, Nos. C-89-3500 SBA, C-91-1812 SBA, 1993 U.S. Dist. LEXIS 7280 (N.D. Cal. 1993), which held that former participants in a terminated ERISA plan that had purchased underfunded annuities lacked standing. *Id.* at *4-6. The change wrought by PAPA was to grant former participants of terminated pension plans standing to seek relief only insofar as they claimed a breach of fiduciary duty regarding the purchase of insurance contracts or annuities in connection with termination of the plan. 29 U.S.C. § 1132(a)(9) (authorizing such suits "by any individual who was a participant . . . at the time of the alleged violation"). At the same time, Congress expressly stated that this change did not affect "the legal standing of individuals to bring a civil action as participants or beneficiaries under section 502(a) of [ERISA]." PAPA § 4, 108 Stat. 4172. And the floor debates in the Senate indicate that the measure giving the annuitant-former participants a limited right to sue was enacted in lieu of the broader measure that would have afforded *all* former participants standing on an equal footing with current participants. *See* 130 Cong. Rec. S9874 (July 29, 2003) (statement of Sen. Kassebaum). Again, plaintiffs here are asking this Court to do precisely what Congress chose not to do when directly confronted with the issue of former participant standing.

These legislative initiatives were brought to the attention of the district court in this case. *See* Kilberg et al., *ERISA Litigation*, *supra*, at 16-11 (noting that the PAPA argument "surfaced for the first time in the *Wangberger* case"). It is thus quite remarkable that neither plaintiffs nor their *amicus* even mention the subject, as those initiatives speak loudly to undermine the construction of ERISA they urge this Court to adopt.

B. Precedent Supports Adhering To ERISA's Text, Structure, And History

1. This Court has issued two published decisions in cases brought by former employees under ERISA § 502(a)(2). In the first, *Stanton v. Gulf Oil Corp.*, 792 F.2d 432 (4th Cir. 1986), the Court held that a former employee lacked standing. In the second, *Smith v. Sydnor*, 184 F.3d 356 (4th Cir. 1999), the Court affirmed a judgment for a former employee without addressing the standing question.

Plaintiffs argue that the *Smith* decision constitutes "binding precedent" that establishes, as the law of this Circuit, that former employees have standing to sue under ERISA § 502(a)(2). *See* Plfs. Br. 14, 16, 18, 22-24. They have wildly misread *Smith*. To be sure, the plaintiff in *Smith* was a former employee. 184 F.3d at 359. But the *Smith* Court "did not directly address the plaintiff's statutory standing as a former employee, nor how exactly the relief to the plan would redress Smith's injury." *Strong*, 403 F. Supp. 2d at 444. That should have been the end of the matter, as it is settled law that cases are not precedent on issues not actually decided. *Texas v. Cobb*, 532 U.S. 162, 169 (2001).

Plaintiffs assert, however, that "[a]ny claim by defendants that the issue of standing was never addressed in *Smith* is untenable" because "[s]tanding is an issue inherently before every court in every action." Plfs. Br. 23 n.8. It is certainly true that standing is an issue in every case (*Steel Co. v. Citizens for a Better Env't*, 523 U.S. 83, 95 (1998)), but it is not true that every case that fails to address standing holds for all time that the parties to that case actually had standing. To the contrary, "[w]hen questions of jurisdiction have been passed on in prior decisions *sub silentio*, this Court has never considered itself bound when a subsequent case finally brings the jurisdictional issue before us." *Hagans v. Lavine*, 415 U.S. 528, 535 n.5 (1974); *see also Steel Co.*, 523 U.S. at 98-100.

While reading too much into *Smith*, plaintiffs pay too little heed to this Court's decision in *Stanton*, where this Court squarely faced the question whether a former employee who retired and received all of the benefits then due him could still be considered a "participant" under ERISA. 792 F.2d at 434-35. *Stanton* rejected a "broad interpretation of participation" (*id.* at 435) analogous to that urged by plaintiffs here. The Court held that "impos[ing] participant status" on former employees "who *but for* some future contingency may become eligible" is neither supported by the "caselaw nor other provision[s] of ERISA." *Id.* In that regard, the Court anticipated *Firestone*'s holding that only a former employee with a "colorable claim to vested benefits"—and *not* just anyone who can articulate a desire for more money that might have been achieved "but for" the defendant's challenged conduct—can claim statutory standing as a "participant." *Firestone*, 489 U.S. at 117.

In *Strong*, Judge Blake stated that "*Stanton* merely rejected a claim by a former employee who had received his benefits in full . . . ." 403 F. Supp. 2d at 441. Of course, plaintiffs in these cases are "former employee[s] who had received [their] benefits in full"; adding the modifier "merely" does not change this Court's holding that such a person lacks standing to sue under ERISA. Judge Blake went on to state that the "new pension program [was] implemented immediately after [the *Stanton* plaintiff] left [his employment]." *Id.* But in that respect the new program was just like the recoveries that plaintiffs here think their former plans should secure: Any such recovery would increase plan assets only after plaintiffs left their respective employments. Thus, while plaintiffs assert that *Stanton* "merely stands for the unremarkable proposition that former employees are not entitled to benefits implemented *after* they leave employment" (Plfs. Br. 24), plaintiffs fail to recognize that the very same "unremarkable proposition" bars them, as the law of this Circuit, from maintaining this action.[9]

2. In other Circuits, the law is clear that an employee whose employment is terminated and who accepts a lump-sum distribution lacks standing to sue for damages under ERISA § 502(a)(2). *See, e.g.*, *Brengettsy v. LTV Steel (Republic) Hourly Pension Plan*, 241 F.3d 609, 612 (7th Cir. 2001) ("Injustice or not, since he received the full benefits [from his defined contribution plan] to which the plan documents entitled him, he has no basis for complaining"); *Crawford v. Lamantia*, 34 F.3d 28, 31-33 (1st Cir. 1994) (dismissing for lack of standing in defined contribution case where plaintiff alleged that "'but for' defendants breach of duty, [plaintiff] would have received additional, vested benefits at the time he received his lump sum payment"); *Teagardener*, 909 F.2d at 952 (dismissing for lack of standing because plaintiffs "'accepted the payment of everything due them' under

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[9] Plaintiffs and their *amicus* rely, as Judge Blake did in *Strong*, on the district court opinion in *Rankin v. Rots*, 220 F.R.D. 511 (E.D. Mich. 2004). *See, e.g.*, Plfs. Br. 23, 25-26. The *Rankin* court rested its decision almost entirely on the "but for" exception applied in *Swinney v. General Motors Corp.*, 46 F.3d 512 (6th Cir. 1995). *See* 220 F.R.D. at 519 (extending *Swinney* to "a participant in the Kmart plan during the time when the alleged breaches of fiduciary duty occurred" because "the result should be no different"). But this Court has *rejected* the "but for" exception. *Stanton*, 792 F.2d at 435. As a result, the Court has necessarily rejected *Rankin*'s extension of that exception.

the Plan at the time their participation in it terminated" and because "plaintiffs cannot prove [their right to any future asset] has vested or will vest"); *Mitchell v. Mobil Oil Corp.*, 896 F.2d 463, 474 (10th Cir. 1990) (holding that ERISA's definition of "participant" excludes "former employees who have received a lump-sum payment of all their vested benefits because … [t]hese claimants seek a damage award, not vested benefits improperly withheld"); *Yancy*, 768 F.2d at 708 (holding that former participants lack standing to sue because they have "'already received the full extent of their benefits'"); *Kuntz*, 785 F.2d at 1411-12 ("Because, if successful, the plaintiffs' claim would result in a damage award, not in an increase of vested benefits, they are not plan participants").

Plaintiffs and their *amicus* object that most of these decisions involved "defined benefit" plans, rather than defined contribution plans such as those at issue in this case. Plfs. Br. 18-19; DOL Br. 21-22. But some of them (such as *Brengettsy* and *Crawford*) involved defined contribution plans. Moreover, courts have not "distinguished between 'defined benefits' and 'defined contribution' plans in determining standing issues under ERISA." *Vaughn v. Bay Envtl. Management*, No. C 03-5725 MJJ, 2005 U.S. Dist. LEXIS 37367, at *10 (N.D. Cal. Sept. 26, 2005). The Secretary tries to force such a distinction by observing that "when an employee retires and receives a lump-sum distribution from a defined benefit plan in the amount that was promised to him, he has received all the benefits that he is entitled to receive under the plan." DOL Br. 22. But where, as here, an employee retires and receives a lump-sum distribution from a defined *contribution* plan in an amount equal to the net allocations to his account, he too has received all the benefits that he is entitled to receive from the plan. In both instances, the employee has received *all* of the vested benefits then due. A lump-sum payment of vested benefits serves to sever all ties between the former employee and the plan, and deprives the former employee of standing to sue on behalf of the plan.

Other than this Court's decisions in *Smith* and *Stanton*, plaintiffs and their *amicus* cite only a relative handful of appellate decisions from other Circuits, none of which casts any doubt on the decision below. For example, *Coan v. Kaufman*, 457 F.3d 250 (2d Cir. 2006), simply "assumed" that the plaintiff there was a participant (ultimately dismissing the case on other grounds) and expressly refrained from deciding the standing question. *Id.* at 255-56.

Plaintiffs also cite *Vartanian v. Monsanto Co.*, 14 F.3d 697 (1st Cir. 1994), in which the First Circuit suggested that ERISA standing extends to those whose claims fall "within the 'zone of interests' ERISA was designed to protect." *Id.* at 702. Just seven months after *Vartanian*, however, the First Circuit decided *Crawford*, which held that a former employee did *not* have standing despite being within ERISA's zone of interest. 34 F.3d at 32-33. *Crawford* thus "cut back sharply on *Vartanian's* broad approach to ERISA standing by emphasizing literal compliance with the *Firestone* definition of participant in a standing context." *Nahigian v. Leonard*, 233 F. Supp. 2d 151, 166 (D. Mass. 2002). *Vartanian* has since been limited to the sole situation where the former employee would still be a plan participant *but for* the fiduciaries' alleged malfeasance (*i.e.*, the situation that this Court rejected in *Stanton*). *See Evans v. Akers*, Civil Action No. 04-11380-WGY, 2006 U.S. Dist. LEXIS 88335, *10-11 (D. Mass. Dec. 6, 2006) (collecting cases). Plaintiffs do not cite *Crawford* or the subsequent district court cases recognizing that courts in the First Circuit have cabined *Vartanian* in a way that precludes its application to this case.

3. Plaintiffs' position finds scarcely more support at the district court level. As noted at the outset, this issue has divided the district courts. But the weight of recent authority—and, more importantly, the better-reasoned decisions—have concluded that persons in the situation of these plaintiffs lack standing to sue under ERISA § 502(a)(2).

a. For example, in *Hargrave v. TXU Corp.*, 392 F. Supp. 2d 785 (N.D. Tex. 2005), the court explained that vested benefit claims involve claims for "ascertainable amount[s]" that are owed to the plaintiffs *per the plan documents*. *Id.* at 789-90. Damage claims, by contrast, involve claims for "speculative" sums that might have accrued but for alleged fiduciary breaches. *Id.* at 790. The plaintiffs in *Hargrave* made "a claim for 'a sum that possibly could have been earned' if Defendants had made prudent investment decisions with respect to plan assets." *Id.* (citation omitted). The court held that they lacked standing to maintain a suit under ERISA § 502(a)(2):

> The named Plaintiffs have already received all the benefits that accrued under their Thrift Plan accounts. They are now seeking additional damages that might have accrued but for the Defendants' alleged misconduct. These additional damages are speculative and cannot be considered as vested under ERISA.

Id. (citation omitted). The vast majority of district courts have come to the same conclusion.[10]

The allegations here are analogous to those in *Hargrave*. Plaintiffs do not allege that defendants "held back a portion of the benefits of the plan" or that their "benefits were simply miscalculated." 392 F. Supp. 2d at 789-90. Rather, plain-

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[10] *See, e.g.*, *Evans*, 2006 U.S. Dist. LEXIS 88335, at *13-17; *Howell v. Motorola, Inc.*, No. 03 C 5044, 2006 U.S. Dist. LEXIS 60716, at *15-20 (N.D. Ill. Aug. 11, 2006); *In re Guidant Corp. ERISA Litig.*, Master Docket No. 1:05-cv-1009-LJM-TAB, 2006 U.S. Dist. LEXIS 84960, at *11-15 (S.D. Ind. Sept. 15, 2006); *Graden*, 2006 U.S. Dist. LEXIS 16176 at *7-15; *In re RCN Litig.*, No. 04-5068 (SRC), 2006 WL 753149, at *14 (D.N.J. Mar. 21, 2006); *Holtzscher v. Dynegy, Inc.*, No. Civ. A. H-05-3293, 2006 WL 626402, at *5 (S.D. Tex. Mar. 13, 2006); *In re AEP ERISA Litig.*, 437 F. Supp. 2d 750, 761 (S.D. Ohio 2006); *LaLonde v. Textron, Inc.*, 418 F. Supp. 2d 16, 21-22 (D.R.I. 2006); *In re Admin. Comm. ERISA Litig.*, No. C03-3302 PJH, 2005 U.S. Dist. LEXIS 40403, at *5 (N.D. Cal. Dec. 16, 2005); *Carpenter v. Carroll, Pinto*, 374 F. Supp. 2d 487, 493-94 (E.D. Va. 2005); *Clair v. Harris Trust & Sav. Bank*, Case No. 96 C 7311, 1998 U.S. Dist. LEXIS 7123, at *9 (N.D. Ill. Apr. 27, 1998), *aff'd*, 190 F.3d 495 (7th Cir. 1999); *Flynn v. Ballinger*, No. C 94-0190 SBA, 1994 U.S. Dist. LEXIS 19689, at *5-6 (N.D. Cal. May 9, 1994); *Gilquist v. Becklin*, 675 F. Supp. 1168, 1171 (D. Minn. 1987), *aff'd mem.*, 871 F.2d 1093 (8th Cir. 1988).

tiffs allege that because defendants permitted plan participants to invest in imprudent investments, there was an overall diminution of plan assets. They seek reimbursement for

> losses resulting from their breaches determined by *comparing* the actual value of the Plan participant accounts imprudently invested in the Janus Fund and/or Janus stock during the Class Period to what such accounts *would have been worth today* had Plan assets been invested in suitable investment alternatives.

J.A. 278 (*Wangberger*) (emphases added); *see also* J.A. 28-29 (*Corbett*); 111-12 (*Calderon*); 149 (*Walker*). Plaintiffs thus seek to recover amounts "that might have accrued but for the Defendants' alleged misconduct." *Hargrave*, 392 F. Supp. 2d at 790. That is a claim for damages, not vested benefits. *See, e.g.*, *Graden*, 2006 U.S. Dist. LEXIS 16176 at *12-13 ("As much as one might wish to engage in semantic gymnastics, there is simply no way to conclude that a claim which seeks reimbursement for the 'lost return on investments that would have resulted from prudent and loyal investment of plan assets' is one for vested benefits").

Plaintiffs assert that those cases "were decided wrongly" because they "distinguish[ed] the facts in their cases from *Sommers* which found, they say, a claim for vested benefits only because the defendants held back a portion of the benefits in the respective plans, not because the amount in the plan was too small." Plfs. Br. 33. Since *Sommers* held precisely that—*i.e.*, that former employees have standing to assert a claim for a sum certain withheld at distribution, but not for an unascertainable amount of damages over and above the vested benefits distributed—the district courts properly relied on that distinction (as Judge Motz did) in rejecting the former employees' standing in damages cases.

The Secretary says that the these cases are "incorrectly decided" because "the decisions disregard the fact that the amount of a participant's vested benefits in a defined contribution plan increases in direct proportion to increases in the plan's overall assets and decreases in direct proportion to losses." DOL Br. 21. Assuming *arguendo* the correctness of the Secretary's distinction in regards to *current* participants,[11] it makes no sense in the context of *former* employees. With respect to persons who have already taken a full distribution, such as plaintiffs, their "vested benefits" neither increase nor decrease, in proportion to anything; those benefits have been distributed and the link between the former employee and the plan severed.

b. District courts that allow former employee claims to proceed usually do so with little or no analysis or rely on an individualized theory of recovery for Section 502(a)(2) cases that directly conflicts with the statutory design. For example,

---

[11] It does not necessarily follow that the increase in the plan's overall assets will increase the amount of vested benefits even in a current participant's 401(k) account. The increase in the overall assets may be due to investments in securities that the participant does not have in his or her account.

the most recent case, *Smith v. Aon Corp.*, No. 04 C 6875, __ F.R.D. __, 2006 WL 3490435 (N.D. Ill. Nov. 29, 2006), relied solely on an individualized theory of recovery (rather than the plan's recovery) and other policy considerations. Denying former participants standing, the court stated, would deny "these individuals" the right to sue and might give defendants an incentive to "'exclude potential class members by simply paying them their vested benefits.'" *Id.* at *5 (quoting *Rankin*, 220 F.R.D. at 519-20). The court did not analyze ERISA's text, Supreme Court precedent, or Section 502(a)(2)'s authorization for recovery only on behalf of the plan. Rather, the court simply concluded that it would grant the former participants standing because following the text of ERISA might deny *them* a remedy.[12] This Court recently rejected comparable reasoning in *LaRue I*, 450 F.3d at 572-73.

As the Supreme Court has observed in the constitutional context, "'[the] assumption that if respondents have no standing to sue, no one would have standing, is not a reason to find standing.'" *Valley Forge Christian Coll. v. Ams. United for*

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[12] Other district court opinions that have permitted former participants to sue in similar situations have displayed comparable lack of reasoned analyses. *See, e.g.*, *Boeckman v. A.G. Edwards, Inc.*, Civil No. 05-658-GPM, 2006 U.S. Dist. LEXIS 86235 (S.D. Ill. Sept. 26, 2006); *In re Polaroid ERISA Litig.*, No. 03 Civ. 8335 (WHP), __ F.R.D. __, 2006 WL 2792202 (S.D.N.Y. Sept. 29, 2006); *In re Williams Cos. ERISA Litig.*, 231 F.R.D. 416; *Rankin*, 220 F.R.D. 511; *McHenry v. Bell Atl. Corp.*, No. Civ.A. 97-6556, 1999 WL 712578 (E.D. Pa. Sept. 9, 1999); *Gray v. Briggs*, No. 97 Civ. 6252 (DLC), 1998 WL 386177 (S.D.N.Y July 7, 1998).

Separation of Church & State, Inc., 454 U.S. 464, 489 (1982) (quoting *Schlesinger v. Reservists Comm. to Stop the War*, 418 U.S. 208, 227 (1974)). That observation forcefully applies to ERISA § 502(a)(2), which carefully circumscribes the persons who can sue on behalf of a plan. *See Leaf Tobacco Exps. Ass'n v. Block*, 749 F.2d 1106, 1112 (4th Cir. 1984) (holding that only persons listed in the statute have standing even if "no challenge is likely to eventuate" from those persons).

C. Policy Arguments Cannot Trump The Statutory Text, Structure, And History

Although plaintiffs and their *amicus* invoke the "purposes" of ERISA (Plfs. Br. 20; DOL Br. 24), this Court recently reiterated that, "[a]s the Supreme Court's ERISA decisions have repeatedly cautioned, 'vague notions of a statute's "basic purpose" are . . . inadequate to overcome the words of its text regarding the *specific* issue under consideration.'" *LaRue I*, 450 F.3d at 573 (quoting *Great-West*, 534 U.S. at 220) (emphasis in *Great-West*). And as the Supreme Court put it in *Great-West*, reading ERISA as "authoriz[ing] *all* relief that is consistent with ERISA's purposes" would "ignore the plain language of the statute." 534 U.S. at 221 n.5. The *Great-West* Court declined "to adjust the 'carefully crafted and detailed enforcement scheme' embodied in the text that Congress has adopted." *Id.* at 221 (quoting *Mertens*, 508 U.S. at 254)).

1. In the final analysis, plaintiffs' standing argument is a naked plea for this Court to make the *policy* judgment that former employees should have the same

right to sue under ERISA § 502(a)(2) as current plan participants. *See* Plfs. Br. 18 ("It simply defies reason that such similarly situated individuals would have such divergent and imbalanced rights"). The Secretary's argument similarly boils down to the simplistic proposition that "if two [persons] with equal account balances incur equal losses on the same date, they should both have standing." DOL Br. 15-16. Both plaintiffs and the Secretary seemingly forget that a suit under Section 502(a)(2) is not one on behalf of a participant, but for the plan as a whole.

Contrary to the positions advanced by plaintiffs and their *amicus*, there is nothing "absurd" (DOL Br. 15), or even particularly unusual, about giving the power to bring suit on behalf of an employee benefit plan only to those who have a current interest in the plan. Current participants have an existing, and ongoing, relationship with the plan. They have an incentive to bring those suits, and only those suits, that would enhance the long-term value of the plan for participants. Former employees, by contrast, face no such constraints. Having severed all ties with the plan, it is of no matter to them whether or not a lawsuit is in the best interests of the plan. Indeed, they cannot even sue for prospective relief, as such relief would plainly provide them with no benefit. *See City of L.A. v. Lyons*, 461 U.S. 95, 101-02 (1983) (persons not likely to suffer the same injury in the future lack standing to seek prospective relief). Rather, they seek purely personal gain, even at the expense of the plan (or current participants). In fact, the interests of former employees could well diverge from those of current participants (with respect, for example, to using any recovery to offset plan expenses). It is thus entirely rational to preclude former participants from suing *on behalf of* the plan under ERISA § 502(a)(2).

For example, the Second Circuit has held that former fiduciaries (who, like former employees, are not within ERISA § 502(a)(2)'s exclusive list of approved plaintiffs) do not have standing to sue, and that distinguishing between former and current fiduciaries makes sense because the "former fiduciary no longer has an interest in protecting a plan to which it is now a complete stranger." *Chemung Canal Trust Co. v. Sovran Bank/Md.*, 939 F.2d 12, 15 (2d Cir. 1991); *see also, e.g., Blackmar v. Lichtenstein*, 603 F.2d 1306, 1310 (8th Cir. 1979) (denying former fiduciary right to sue under § 502(a)(2) because he was no longer a fiduciary and "the beneficiaries or the Secretary of Labor can bring a civil action to properly protect the trusts" if such action is necessary). Likewise, former employees no longer have an interest in protecting a plan to which they are strangers. That duty is left by statute to persons with an ongoing interest in the plan. If wrongs were committed that harmed the plans, the Court could expect current participants—or, for that matter, the Secretary—to commence suit for recovery of losses. Indeed, the fact that no such action has been brought could well indicate that plaintiffs' lawsuits are not, in fact, in the best interests of the plans with which they have no continuing relationship.

A direct analogy may be drawn to derivative litigation. Like an action under ERISA § 502(a)(2), a derivative lawsuit under state law is brought by an individual on behalf of an entity (the corporation) in which he or she is a participant (via share ownership). *See* Ferrara et al., *Shareholder Derivative Litigation* § 1.02[2] (2006). It is settled law, however, that only a *current* stockholder may bring an action on behalf of the corporation. *Id.* at § 4.02. *Former* stockholders—*i.e.*, those who have "cashed out" by selling their shares—cannot bring a derivative action even if the injury of which they complain occurred while they owned shares in the company. *See, e.g.*, *Lewis v. Anderson*, 477 A.2d 1040, 1049 (Del. 1984) ("A plaintiff who ceases to be a shareholder . . . loses standing to continue a derivative suit"). That is because former shareholders lack "sufficient interest in the challenged conduct" to maintain suit on behalf of a company in which they have no continuing participation. Ferrara et al., *Shareholder Derivative Litigation*, *supra*, at § 4.02.

2. Plaintiffs also posit "a number of perverse results" that would, supposedly, flow from affirmance of the district court's conclusion that, as former employees who have taken a full distribution, they lack standing to sue for damages

under ERISA § 502(a)(2). Plfs. Br. 19; *see also* DOL Br. 24. None withstands analysis.

Plaintiffs say that "faced with the possibility that a former employer's stock will continue to lose market value or that the company itself will become financially unstable or even insolvent, plan participants will be forced to maintain their accounts to pursue or sustain claims for breaches of fiduciary duty." Plfs. Br. 34. But nothing requires a participant to remain invested in company stock or any other particular investment; if a participant is concerned that the employer will become insolvent, he or she can direct that the assets in his account be placed in other investment options, such as mutual funds or money market funds, made available by the plan.

Plaintiffs also assert that "when a plan recovers its loss, the funds will not be equitably distributed because current participants will be allocated the entire recovery . . . while former participants . . . would get nothing and have no recourse." Plfs. Br. 19; *see also id.* at 35. But ERISA § 502(a)(2) "provides remedies only for entire plans, not for individuals." *LaRue I*, 450 F.3d at 572. Current participants might share in the plan's recovery, but they might not: It is conceivable that the fiduciaries would decide to devote the entire recovery to defraying plan expenses. Or the fiduciaries would decide to allocate the recovery to current participants, but not former employees. *See* Part I.A.2., *supra*. Or the fiduciaries might make some other decision. Any "inequity" results from the fiduciaries' control over the disposition of plan assets, not the standing rule at issue in this case. Plaintiffs' suggestion that the consequences do "not square with ERISA" (Plfs. Br. 35) is at war with the statute itself. *See* 29 U.S.C. § 1104 (governing fiduciary duties).

Plaintiffs next express concern that an employer "by simply paying" potential class members "their vested benefits" could deny participants of the right to share in any future recovery. *See* Plfs. Br. 25-26 (internal quotation marks, alterations, and citation omitted); DOL Br. 25. But an employer cannot compel a former employee to take a full distribution from his 401(k) account unless the participant's account is $5,000 or less. *See* 29 U.S.C. § 1053(e)(1). And if an employer did terminate an employee with an account less than $5,000 to avoid a lawsuit, the employer could run afoul of ERISA § 510, which makes it unlawful to "discharge, fine, suspend, expel, discipline, or discriminate" against a plan participant "for exercising rights under [ERISA]." 29 U.S.C. § 1140. In any event, the concern that an employer might force a distribution upon a litigating plaintiff is not an issue here. Each plaintiff's separation from the relevant plan was voluntary and the distributions occurred long before the filing of these suits. J.A. 67-79, 118-23, 152-56, 285-87, 409-14. Plaintiffs have not and cannot allege that they were forced out of the plans, much less in circumstances suggesting that it was intended to defeat these suits.

The Secretary closes her brief apocalyptically: "A holding that these former employees lack standing to sue would endanger employees' retirement security, defeating the very purposes for which ERISA was enacted." DOL Br. 26-27. To reiterate, however, "'vague notions of [ERISA's] "basic purpose" are . . . inadequate to overcome the words of its text.'" *LaRue I*, 450 F.3d at 573 (quoting *Great-West*, 534 U.S. at 220). That principle—the guiding principle for construing ERISA § 502(a)—is a complete answer to the policy concerns of plaintiffs and their *amicus*. The text, structure, and history of ERISA make clear that Congress did not authorize former employees who have taken a full distribution to sue under ERISA § 502(a)(2) seeking damages or any other relief on behalf of the plan.

II. Plaintiffs Lack Article III Standing

In addition to satisfying ERISA's statutory tests for standing, plaintiffs must also meet the irreducible Article III minimums—injury-in-fact, causation, and redressability. *Lujan v. Defenders of Wildlife,* 504 U.S. 555, 560-61 (1992). Reading Section 502(a)(2) to allow former plan participants to bring suit on behalf of their respective plans would raise a substantial—indeed, insuperable—issue as to whether the redressability component of the constitutional standing inquiry would be satisfied.[13]

The asserted injury to plaintiffs is the loss of value in their 401(k) accounts due to the alleged fiduciary breaches by the various defendants. But even if they were successful in these Section 502(a)(2) actions, any monetary recovery would be paid to their respective plans. *Russell,* 473 U.S. at 142-44. Plaintiffs and their *amicus* simply assume that their plans must distribute the proceeds of any such recovery to former participants on a ratable basis. Plfs. Br. 17 n.7; DOL Br. 13. However, as explained in Part I.A.2., *supra,* that assumption is unfounded because the fiduciaries may elect to use any recovery for other purposes, including defraying plan expenses, as expressly allowed under ERISA. 29 U.S.C. § 1104(a)(1)(A).

Consequently, any recovery by their former plans might not find its way to plaintiffs, leaving their alleged injuries wholly unredressed. Indeed, in *Strong,* the district court acknowledged that a former participant might have to sue his or her former plan to obtain a share of the proceeds of any recovery by the plan.

---

[13] Judge Motz did not reach the Article III issue because he found that plaintiffs lack statutory standing. The issue was raised in the district court, however, and this Court can affirm the dismissal on this alternative ground. *See United States v. Smith,* 395 F.3d 516, 518-19 (4th Cir. 2005). Indeed, Article III standing is so fundamental that this Court has an obligation to inquire into it even if not raised by the parties. *Emery v. Roanoke City School Bd.*, 432 F.3d 294, 298 (4th Cir. 2005).

403 F. Supp. 2d at 443 n.10; *see also* J.A. 432 n.2. Taking the plan to court in order to obtain redress in yet another case, with all the uncertainty that involves, hardly satisfies the constitutionally required showing that "it must be 'likely,' as opposed to merely 'speculative,' that the injury will be 'redressed by a favorable decision.'" *Lujan,* 504 U.S. at 561.

For example, in *Dickerson v. Feldman*, 426 F. Supp. 2d 130 (S.D.N.Y. 2006), the plaintiff argued that "an award in this action 'would be paid to the Plan and then distributed to the plaintiff class [which included former participants] as benefits through their Plan accounts.'" *Id.* at 136. The court concluded, however, that "[i]f this action were to go forward, [it] would be powerless to craft a remedy in which [the plaintiff], a non-participant in the Plan, would have any stake"—or, as the court put the point more colloquially, "while [the plaintiff] may have an axe to grind, he no longer has a dog in this fight." *Id.* Accordingly, the court held that the plaintiff lacked Article III standing.

Significantly, plaintiffs in this appeal cite no litigated case in which former participants have recovered additional benefits from a plan. And if the plan fiduciaries choose not to allocate any recovery to former participants, it is more likely than not that any subsequent suit against the plans would fail. As the Ninth Circuit said in similar circumstances: "There is no redressability, and thus no standing, where (as is the case here) any prospective benefits depend on an independent actor who retains 'broad and legitimate discretion the courts cannot presume either to control or to predict.'" *Glanton ex rel. Alcoa Prescription Drug Plan v. AdvancePCS Inc.*, 465 F.3d 1123, 1125 (9th Cir. 2006) (quoting *ASARCO, Inc. v. Kadish*, 490 U.S. 605, 615 (1989) (opinion of Kennedy, J.)). Plaintiffs here would similarly lack Article III standing.[14]

In short, the serious (and, indeed, fatal) Article III standing issue that would come to the fore should Section 502(a)(2) be read as permitting former plan participants to sue on behalf of their former plans strongly counsels against bending the statutory text to achieve that result. *See, e.g., Edward J. DeBartolo Corp. v. Fla. Gulf Coast Bldg. & Constr. Trades Council*, 485 U.S. 568, 575 (1988) ("where an otherwise acceptable construction of a statute would raise serious constitutional problems, the Court will construe the statute to avoid such problems unless such construction is plainly contrary to the intent of Congress"). On the other hand, reading to the term "participant" in Section 502(a)(2) as meaning current participant is not only most faithful to ERISA's text but avoids the constitutional issue posed by plaintiffs' contrary construction.

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[14] Judge Blake simply erred in concluding that the question whether former participants would share in the plan's recovery could be deferred until a later stage in the litigation. *Strong*, 403 F. Supp. 2d at 444 & n.11. "Article III generally requires a federal court to satisfy itself of its jurisdiction over the subject matter before it considers the merits of a case." *Ruhrgras AG v. Marathon Oil Co.*, 526 U.S. 574, 583 (1999).

CONCLUSION

The judgments of the district court should be affirmed.

Defendants request oral argument, as this appeal presents matters of first impression on important statutory and constitutional standing issues under ERISA.

Dated: February 6, 2007

Respectfully submitted,

Mark A. Perry
Paul Blankenstein
Dustin K. Palmer
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500

Counsel for Janus Capital Group Inc. and Janus Plan Advisory Committee

[Additional Counsel Listed On Next Page]

Robert N. Eccles
Gary S. Tell
Shannon M. Barrett
O'MELVENY & MYERS LLP
1625 I Street, N.W.
Washington, D.C. 20006
(202) 383-5300

Counsel for Marsh & McLennan Cos., Inc.; Putnam Investments, LLC; J.W. Greenberg; Francis N. Bonsignore; William L. Rosoff; and Sandra S. Wijnberg

Maeve L. O'Connor
Maura K. Monaghan
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
(212) 909-6315

Counsel for AVZ, Inc. and Amvescap National Trust Co.

William H. Paine
Jonathan A. Shapiro
WILMER HALE
60 State Street
Boston, Massachusetts 02109
(617) 526-6134

Counsel for Massachusetts Financial Services Co. Retirement Committee and Eric Burns

CERTIFICATE OF COMPLIANCE WITH RULES 28.1 AND 32(a)

I certify, pursuant to Fed. R. App. P. 28(b) and 32(a)(7)(C), that this Joint Brief for Appellees complies with the type-volume limitation of Fed. R. App. P. 32(a)(7)(B) because it contains 13,735 words, excluding the parts of the brief exempted by Fed. R. App. P. 32(a)(7)(B)(iii).

I further certify that this brief complies with the typeface requirements of Fed. R. App. P. 32(a)(5) and the type-style requirements of Fed. R. App. P. 32(a)(6) because this brief has been prepared in a proportionally spaced typeface using Microsoft Word in 14 point Times New Roman font.

Dustin K. Palmer
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500

February 6, 2007

CERTIFICATE OF SERVICE

I certify that on this 6th day of February, 2007, I caused the original and eight copies of the attached Joint Brief for Appellees to be filed by UPS Next Day Air with the Clerk of this Court at the following address:

Patricia S. Connor, Clerk
U.S. Court of Appeals for the Fourth Circuit
1100 East Main Street, Suite 501
Richmond, VA 23219-3517

I further certify that I caused two copies of the attached Joint Brief for Appellees to be served by UPS Next Day Air on counsel for plaintiffs-appellants and their supporting *amicus* at the following addresses:

Samuel K. Rosen
WECHSLER HARWOOD LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400

Kristen Lindberg
U.S. DEPARTMENT OF LABOR
Office of the Solicitor
200 Constitution Avenue, N.W.
Room N2700
Washington, D.C. 20210
(202) 693-5282

Dustin K. Palmer
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500

ADDENDUM

UNITED STATES CODE
TITLE 29—LABOR

§ 1002. Definitions

For purposes of this subchapter:

* * *

(7) The term "participant" means any employee or former employee of an employer, or any member or former member of an employee organization, who is or may become eligible to receive a benefit of any type from an employee benefit plan which covers employees of such employer or members of such organization, or whose beneficiaries may be eligible to receive any such benefit.

* * *

(34) The term "individual account plan" or "defined contribution plan" means a pension plan which provides for an individual account for each participant and for benefits based solely upon the amount contributed to the participant's account, and any income, expenses, gains and losses, and any forfeitures of accounts of other participants which may be allocated to such participant's account.

UNITED STATES CODE
TITLE 29—LABOR

§ 1104.

(a) Prudent man standard of care

(1) Subject to sections 1103 (c) and (d), 1342, and 1344 of this title, a fiduciary shall discharge his duties with respect to a plan solely in the interest of the participants and beneficiaries and—

(A) for the exclusive purpose of:
(i) providing benefits to participants and their beneficiaries; and
(ii) defraying reasonable expenses of administering the plan;

(B) with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims;

(C) by diversifying the investments of the plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so; and

(D) in accordance with the documents and instruments governing the plan insofar as such documents and instruments are consistent with the provisions of this subchapter and subchapter III of this chapter.

(2) In the case of an eligible individual account plan (as defined in section 1107 (d)(3) of this title), the diversification requirement of paragraph (1)(C) and the prudence requirement (only to the extent that it requires diversification) of paragraph (1)(B) is not violated by acquisition or holding of qualifying employer real property or qualifying employer securities (as defined in section 1107 (d)(4) and (5) of this title).

UNITED STATES CODE
TITLE 29—LABOR

§ 1109. Liability For Breach Of Fiduciary Duty

(a) Any person who is a fiduciary with respect to a plan who breaches any of the responsibilities, obligations, or duties imposed upon fiduciaries by this subchapter shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate, including removal of such fiduciary. A fiduciary may also be removed for a violation of section 1111 of this title.

(b) No fiduciary shall be liable with respect to a breach of fiduciary duty under this subchapter if such breach was committed before he became a fiduciary or after he ceased to be a fiduciary.

UNITED STATES CODE
TITLE 29—LABOR

§ 1132. Civil Enforcement

(a) Persons empowered to bring a civil action. A civil action may be brought—

(1) by a participant or beneficiary—

(A) for the relief provided for in subsection (c) of this section, or

(B) to recover benefits due to him under the terms of his plan, to enforce his rights under the terms of the plan, or to clarify his rights to future benefits under the terms of the plan;

(2) by the Secretary, or by a participant, beneficiary or fiduciary for appropriate relief under section 1109 of this title;

(3) by a participant, beneficiary, or fiduciary

(A) to enjoin any act or practice which violates any provision of this subchapter or the terms of the plan, or

(B) to obtain other appropriate equitable relief

(i) to redress such violations or

(ii) to enforce any provisions of this subchapter or the terms of the plan;

* * *

(9) in the event that the purchase of an insurance contract or insurance annuity in connection with termination of an individual's status as a participant covered under a pension plan with respect to all or any portion of the participant's pension benefit under such plan constitutes a violation of part 4 of this title [1] or the terms of the plan, by the Secretary, by any individual who was a participant or beneficiary at the time of the alleged violation, or by a fiduciary, to obtain appropriate relief, including the posting of security if necessary, to assure receipt by the participant or beneficiary of the amounts provided or to be provided by such insurance contract or annuity, plus reasonable prejudgment interest on such amounts.

UNITED STATES CODE
TITLE 29—LABOR

§ 1140. Interference With Protected Rights

It shall be unlawful for any person to discharge, fine, suspend, expel, discipline, or discriminate against a participant or beneficiary for exercising any right to which he is entitled under the provisions of an employee benefit plan, this subchapter, section 1201 of this title, or the Welfare and Pension Plans Disclosure Act, or for the purpose of interfering with the attainment of any right to which such participant may become entitled under the plan, this subchapter, or the Welfare and Pension Plans Disclosure Act. It shall be unlawful for any person to discharge, fine, suspend, expel, or discriminate against any person because he has given information or has testified or is about to testify in any inquiry or proceeding relating to this chapter or the Welfare and Pension Plans Disclosure Act. The provisions of section 1132 of this title shall be applicable in the enforcement of this section.

CODE OF FEDERAL REGULATIONS
TITLE 29—LABOR

§ 2509.95-1. Interpretive bulletin relating to the fiduciary standard under ERISA when selecting an annuity provider

(a) Scope. This Interpretive Bulletin provides guidance concerning certain fiduciary standards under part 4 of title I of the Employee Retirement Income Security Act of 1974 (ERISA), 29 U.S.C. 1104-1114, applicable to the selection of annuity providers for the purpose of pension plan benefit distributions where the plan intends to transfer liability for benefits to the annuity provider.

(b) In General. Generally, when a pension plan purchases an annuity from an insurer as a distribution of benefits, it is intended that the plan's liability for such benefits is transferred to the annuity provider. The Department's regulation defining the term "participant covered under the plan" for certain purposes under title I of ERISA recognizes that such a transfer occurs when the annuity is issued by an insurance company licensed to do business in a State. 29 C.F.R. 2510.3-3(d)(2)(ii). Although the regulation does not define the term "participant" or "beneficiary" for purposes of standing to bring an action under ERISA Sec. 502(a), 29 U.S.C. 1132(a), it makes clear that the purpose of a benefit distribution annuity is to transfer the plan's Liability with respect to the individual's benefits to the annuity provider.

Pursuant to ERISA section 404(a)(1), 29 U.S.C. 1104(a)(1), fiduciaries must discharge their duties with respect to the plan solely in the interest of the participants and beneficiaries. Section 404(a)(1)(A), 29 U.S.C. 1104(a)(1)(A), states that the fiduciary must act for the exclusive purpose of providing benefits to the participants and beneficiaries and defraying reasonable plan administration expenses. In addition, section 404(a)(1)(B), 29 U.S.C. 1104(a)(1)(B), requires a fiduciary to act with the care, skill, prudence and diligence under the prevailing circumstances that a prudent person acting in a like capacity and familiar with such matters would use.

§ 2510.3-3. Employee Benefit Plan

(d) Participant covered under the plan

* * *

(2)(i) An individual is not a participant covered under an employee welfare plan on the earliest date on which the individual--

(A) Is ineligible to receive any benefit under the plan even if the contingency for which such benefit is provided should occur, and

(B) Is not designated by the plan as a participant.

(2)(ii) An individual is not a participant covered under an employee pension plan or a beneficiary receiving benefits under an employee pension plan if--

(A) The entire benefit rights of the individual--

(1) Are fully guaranteed by an insurance company, insurance service or insurance organization licensed to do business in a State, and are legally enforceable by the sole choice of the individual against the insurance company, insurance service or insurance organization; and

(2) A contract, policy or certificate describing the benefits to which the individual is entitled under the plan has been issued to the individual; or

(B) The individual has received from the plan a lump-sum distribution or a series of distributions of cash or other property which represents the balance of his or her credit under the plan.

(3)(i) In the case of an employee pension benefit plan, an individual who, under the terms of the plan, has incurred a one-year break in service after having become a participant covered under the plan, and who has acquired no vested right to a benefit before such break in service is not a participant covered under the plan until the individual has completed a year of service after returning to employment covered by the plan.

§ 2520.104-1. Provisions Applicable to Both Reporting and Disclosure Requirements - General

The administrator of an employee benefit plan covered by part 1 of title I of the Act must file reports and additional information with the Secretary of Labor, and disclose reports, statements, and documents to plan participants and to beneficiaries receiving benefits from the plan. The regulations contained in this subpart are applicable to both the reporting and disclosure requirements of part 1 of title I of the Act. Regulations concerning only a plan administrator's duty of reporting to the Secretary of Labor are set forth in subpart E of this part, and those applicable only to the duty of disclosure to participants and beneficiaries are set forth in subpart F of this part.

END